Exhibit 99.2

Management’s

Discussion and Analysis

February 26, 2014

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows for the year ended December 31, 2013, dated February 26, 2014, should be read in conjunction with the Company’s 2013 audited consolidated financial statements and related notes for the year ended December 31, 2013. Our 2013 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise indicated, all amounts shown below are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis.

Executive Summary

Core Business and Strategy

•	We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. We provide professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics. Our promise is to “design with community in mind.”

•	Our business objective is to be a top 10 global design firm. We plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth.

•	To achieve our business objective, we focus on the following: using the strength of our local positioning to bring our world-class expertise to the communities in which we live and work; driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships; focusing on quality and creativity; positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate; and expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture.

Key Performance Drivers and Capabilities

•	Our performance is driven by external factors in the infrastructure and facilities industry and by internal strategic drivers and capabilities that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

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Results

•	Increased profitability and strong organic growth. Our gross revenue grew 19.6% in 2013 compared to 2012. Of this gross revenue growth, 8.8% was organic due to increased project activity from the oil and gas and transportation sectors. We achieved an 18.1% increase in our EBITDA, which is our net income before interest expense, income taxes, depreciation, and amortization. (The terms “gross revenue” and “EBITDA” are defined in Definition of Additional IFRS Measures and Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.) Net income increased 20.8% to $146.2 million compared to $121.0 million in 2012, and our diluted earnings per share increased 18.9% to $3.14 compared to $2.64 in 2012.

•	Growth through acquisition. Acquisitions completed in 2012 and 2013 contributed $180.6 million to the increase in our gross revenue in 2013 compared to 2012. We completed five acquisitions in 2013 and seven in 2012.

•	Strong balance sheet and liquidity. Our balance sheet remains solid. The strong cash flows generated from operations supported acquisition growth, reduced long-term debt, and continued dividends. During the year, we extended the maturity date of our existing $350-million revolving credit facility to August 31, 2017. As at December 31, 2013, $297.8 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes.

•	Evolution to business operating units. In 2014, we will realign our organizational structure from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. Our matrix-based business model and leadership structure will remain structured around geographic diversification and business operating units, and we will continue providing services throughout the project life cycle. We expect the realignment will allow us to better support our clients and better align us with their business drivers.

Outlook

•	We believe that we will achieve a moderate increase in organic gross revenue in 2014, with an approximate 4.0% increase compared to 2013. We expect to achieve moderate growth in each of our Canadian, US, and International operations. Compared to 2013, our anticipated 2014 organic gross revenue outlook for our Buildings business operating unit is stable growth and our Energy & Resources and Infrastructure business operating units are moderate growth.

Risks

•	Various risk factors could cause our actual results to differ materially from those projected in the Outlook section and forward-looking statements of this report. The material, known risks are described in the Risk Factors section of this report. We expect that the global economic environment will continue to modestly improve; however, pressures such as increased competition, margin compression, project delays, and fiscal rebalancing are lingering. Pressures and uncertainties related to economic recovery, volatility in the Canadian/US exchange rate, volatility in energy and commodity prices, and public infrastructure funding may adversely impact our outlook for 2014.

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Core Business and Strategy

Core Business

We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Business Objective

We are focused on designing for the world around us, and that is why our business objective is to be a top 10 global design firm. We believe continued growth will increase shareholder value and give our employees the opportunity to bring their talent and expertise to top clients with complex projects that span multiple disciplines around the world. We plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth.

Strategy

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to Cautionary Note Regarding Forward-Looking Statements at the end of this report.

To establish a clear plan for achieving our business objective, we have a strategic planning process that consists of three-year cycles between comprehensive strategic review years and interim execution years. In a comprehensive planning year, the long-range (five-year) strategy is developed. In the three interim years, we focus on the implementation and execution of the long-range strategy. Following the 2012 comprehensive planning year, 2013 and 2014 are execution years.

We focused on the execution of our strategy in 2013, the first year of our five-year comprehensive strategic plan. We set out a new purpose—to create communities—and a new promise—to design with community in mind. We also redefined our value system, as follows:

•	We put people first
•	We are better together
•	We do what is right
•	We are driven to achieve

Within the value statements, we identified initiatives relating to human capital, learning and growth, clients, business processes, and operational and financial performance.

In 2013, we focused on Company-wide communication of action-oriented values that provide the foundation for the strategic plan, execution of initiatives related to each actionable value, and concentration of our efforts on achieving anticipated outcomes and results. We saw progress in each of the actionable values in 2013. (Our four value statements are further described in the Key Performance Drivers and Capabilities section of this report.)

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We seek to achieve our business objective by executing the following strategies:

•	Design. Focusing on professional consulting, we take on little or no construction risk

•	Community presence. Using the strength of our local position to bring our world-class expertise to the communities in which we live and work

•	Local and global client focus. Driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships

•	Culture of excellence. Focusing on quality and creativity to provide value-added services through integrated quality management systems

•	Top-tier positioning. Positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate

•	Expansion of capabilities and geographic reach. Expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture

•	Diversification. Pursuing project and client diversification through a three-dimensional business model, thereby mitigating risk

Business Model

The following information outlines the three main components of our 2013 business model: geographic diversification, practice area unit specialization, and life cycle solutions. For 2014, we are introducing the realignment of our business model from practice area units to business operating units.

Our business model is a key element of our strategy. It is based on providing services across diverse geographic locations, distinct practice area units, and all phases of the infrastructure and facilities project life cycle—planning, design, construction, maintenance, and decommissioning. Because of the diversity of our model, we can generally adapt to changes in market conditions by offsetting decreased demand for services in one practice area unit or geographic location with increased demand for services in another. We believe it allows us to manage risk while continuing to increase our revenue and earnings. Also, it allows us to provide services to many clients and for many projects, ensuring that we do not rely on a few large projects for our revenue and that no single client or project accounts for more than 5% of our gross revenue.

Under the rules of IFRS, we have one reportable segment—Consulting Services—that is an aggregate of our operating segments. Our operating segments are based on our regional geographic areas, and our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from these geographic areas. In addition, we have practice area unit leaders who provide strategic direction, mentoring, and technical support to operations across our geographic regions.

Geographic Diversification

The first element of our business model is geographic diversification. We operate in three main geographic regions: Canada, the United States, and International. In 2013, we earned 58% of our gross revenue in Canada, 39% in the United States, and 3% internationally. Our International offices are in the Caribbean, the United Kingdom, the Middle East, and India. Our aim is to leverage global expertise while focusing on our strong local presence. Over the next five years, we expect the majority of our revenue growth to come from within North America through organic and acquisition growth while we gradually increase our geographic reach in other markets suited for and receptive to our services.

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Canada. We have approximately 7,800 employees in Canada. We benefit from a mature market position within each region. In western Canada, primary growth areas include developing our significant multisector opportunities and continued support for developing our presence in the midstream oil and gas market.

To collaboratively pursue clients, we will continue to integrate the business development efforts of our Environmental Services, Power, and Oil & Gas teams in western Canada. In Ontario, we continue to focus on augmenting our existing capabilities, with particular emphasis in the industrial buildings, power, water, and transportation sectors. In Atlantic Canada, our focus remains on the growth of our environmental services, oil and gas, emerging buildings, and mining operations, as well as related infrastructure opportunities that capitalize on our significant local market presence.

We believe that sustainable resource development is important to the future of our Canadian practice. Our joint ventures and partnerships with Aboriginal groups, communities, and governments have given us a substantial local presence, and we believe this presence positions us well to capitalize on future growth opportunities, particularly with our oil and gas and mining clients.

United States. We have approximately 4,900 employees in the United States. Throughout the United States, we are seeing modest growth in our Urban Land business, following several years of retraction. We continue to position ourselves for growth in this sector since we believe the market will gradually recover. Over the past year, we have been successful expanding our services to this market and we see increased opportunities to support service areas, such as transportation, water, and urban development. While healthcare may have experienced a temporary slowdown, we expect that an aging population and impacts from the US Patient Protection and Affordable Care Act will create demand for additional facilities and services.

In 2013, we experienced an increase in our transportation and government funded work. We continue to position the Company to capture and increase our share of the transportation market, and we believe the federal market presents a growth opportunity, given our relatively small presence. Overall, we believe our diverse service mix and maturing presence enable us to pursue additional opportunities, such as large infrastructure projects and long-term client programs. As we observe an increase in projects with alternative project delivery approaches, our design focus and increased size allows us to partner with major contractors to pursue and execute on these projects.

International. We have approximately 500 employees in our International operations. The majority of revenue comes from our Buildings and Mining practices. In 2013, we experienced strong revenue growth in the mining sector and anticipate our work will continue. However, we expect organic growth to level off in the mining sector over the medium term due to the cyclical nature of this business.

To offset this trend, we will focus on leveraging our world-class expertise to offer additional services to top-tier clients. In the buildings market, we are seeing improvements in the healthcare environment in the United Kingdom. We expect to target international expansion in areas where we are well positioned to offer expertise and have developing relationships. We also continue efforts to introduce more of our services to existing clients.

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Practice Area Unit Specialization (2013)

Practice area unit specialization is the second element of our business model. In 2013, we provided services in five specialized and distinct practice area unit groupings: Buildings, Environment, Industrial, Transportation, and Urban Land. Focusing on this combination of project services helped differentiate us from our competitors and allowed us to enhance our presence in new geographic locations and markets. In 2013, we earned 18% of our gross revenue in Buildings, 33% in Environment, 24% in Industrial, 15% in Transportation, and 10% in Urban Land.

We are reporting on these practice area units for 2013. In 2014, we will be reporting on business operating units instead. We believe the realignment will allow us to better support our clients. (For further information, see the Evolution to Business Operating Units Specialization section of this report.)

Buildings. We provide integrated architectural and engineering design and consulting services to both private and public sector clients in two practice areas—Architecture and Buildings Engineering. We cover a wide range of building types and market sectors across North America and internationally. Our core services for both new construction and existing buildings include pre-design services (such as project definition, master planning, and facilities planning); architectural and interior design; structural, mechanical, electrical, and specialty engineering services (including performance engineering and sustainability consulting); and postconstruction services (such as commissioning).

Environment. We provide environmental solutions for communities and industry in three practice areas—Water, Environmental Services, and Geotechnical Engineering. Approximately one quarter of our environmental services revenue is specifically water related, including services such as watershed management; water supply, treatment, storage, transmission, and distribution system design; and wastewater collection, pumping, treatment, and disposal. The remainder of our revenue comes from services such as environmental assessment, documentation, planning, and permitting; ecosystem restoration planning and design; environmental site management and remediation; subsurface investigation and characterization; and geotechnical engineering services, including soil structure interaction evaluations. We offer our services to a range of clients—in particular, those in the oil and gas, power, and mining sectors—as part of design, regulatory and permitting, and compliance activities.

Industrial. We provide consulting and design services to private and public sector clients through five practice areas—Industrial Buildings & Facilities, Mining, Oil & Gas, Power, and Program & Project Management. Our core services include planning, functional programming, all aspects of engineering project management, and operational and construction support. Our Program & Project Management practice area delivers specialty services in strategic management consulting and in the management of multibillion-dollar client programs. Our Industrial services also include engineering, procurement, and construction management in specific sectors. As our clients’ agents, we provide procurement and construction management support for their projects.

Transportation. Within the one practice area—Transportation—we deliver consulting and design services, including project and construction management, planning, engineering, construction administration, and infrastructure management. More specifically, we prepare transportation master plans for communities; conduct transportation investment studies; plan and design airport, transit, rail, and highway facilities; provide administration and support services for the construction of specific projects; and provide ongoing management planning for the upkeep of transportation facilities.

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In addition, our specialized services include simulation modeling, evaluating the effectiveness of alternative transportation demand and supply management techniques, preparing investment-grade revenue studies for funding transportation projects, providing public consultation and environmental assessment skills to build broad public support for infrastructure plans, and designing and implementing integrated infrastructure and asset management systems for all types of transportation infrastructure.

Urban Land. Through two practice areas—Urban Development and Geomatics—we provide planning, landscape architecture, geomatics, engineering, and project management solutions in greenfield, brownfield, and urban and suburban developments. We deliver services principally to land development, residential, municipal, institutional, real estate, and retail and commercial clients. Core services include or relate to conceptual and master planning, development approvals and entitlement, infrastructure design, landscape architecture, and construction review.

Life Cycle Solutions

The third element of our business model is providing professional services in all five phases of the project life cycle: planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (design and construction) as well as during periods of redevelopment or operational spending activity (maintenance and rehabilitation). We believe this strategy enables us to maintain long-term client relationships throughout the life of a project or an infrastructure asset.

Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owner’s representative and provide project management, construction management, surveying, and resident engineering services. We focus principally on fee-for-service work and rarely act as the contractor or take on construction risk. During the maintenance phase that follows project completion, we provide ongoing professional services for maintenance and rehabilitation projects in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions, recommendations, and remediation strategies for taking facilities out of active service.

Evolution to Business Operating Units Specialization

Three years ago, we began to evolve our business model to focus on the top 12 sectors that our clients operate in. This process enabled us to better understand our clients’ goals, their market influences, and their business drivers so we could offer multidisciplinary solutions to meet their needs.

In 2014, we will realign our organizational structure from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. We believe that this realignment will result in better support for our clients, stronger accountability for our leadership team, and more opportunities for future growth and success, all while maintaining the core elements of our strategy. Our matrix-based business model and leadership structure will remain organized around geographic diversification and business operating units, and we will continue providing services throughout the project life cycle.

When we realign our 2013 gross revenue earned from our practice area units to business operating units, we earned 22% in Buildings, 43% in Energy & Resources, and 35% in Infrastructure. (Refer to the Results section of this report for additional detail on 2013 figures restated by business operating unit.) The following is a description of our three business operating units, including the services we offer and clients and sectors we serve.

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Buildings. Most work in this business operating unit is comprised of front-end services in architecture, buildings engineering, and functional planning for vertical infrastructure. The majority of our revenue relates to private sector clients, with the remaining revenue earned from public sector clients. We provide services in the following sectors: Airports & Aviation, Commercial, Education & Institutional, Healthcare, Industrial Buildings, and Science & Technology.

Energy & Resources. Most of the work in this business operating unit is comprised of front-end environmental services and industrial engineering services primarily for private sector clients in the Mining, Oil & Gas, and Power sectors.

Infrastructure. The majority of revenue in this business operating unit is from front-end design and engineering services, with a small portion from construction management. We provide services in the Community Development, Transportation (Bridges, Roadways, and Transit & Rail), and Water sectors. The Community Development sector primarily serves private sector clients; Transportation and Water sectors primarily serve public sector clients.

Senior Leadership Team

In addition to realigning our organizational structure, we also realigned our senior leadership team into two levels: (1) the Executive Vice President Team (EVPT) and (2) the Executive Leadership Team (ELT). The EVPT consists of the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO) and executive vice presidents (EVPs). This team oversees the overall performance of the Company including developing and monitoring the Company’s business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures. The EVPs are specifically responsible for the performance of our regional operating units and our business operating units. The ELT consists of senior vice presidents and certain vice presidents. This team has numerous responsibilities, including the execution of our business plan and the Company’s financial management.

Key Performance Drivers and Capabilities

Our key performance drivers are defined by external forces and by internal strategic drivers that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

Key External Drivers

Our core business is driven by a number of external industry factors that affect the demand for our services.

Buildings. In our Buildings business operating unit, demographics, aging infrastructure, and technological innovation are the overarching drivers that impact the need for new facilities or renovations and expansions to existing buildings.

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Our Healthcare sector is impacted by an aging and growing population and by government funding of capital projects; in particular, health reform and the Patient Protection and Affordable Care Act support capital spending in the United States. Our Education sector is also driven by population growth and government funding as well as by the enrollment level of students in primary schools and postsecondary institutions. In our Airport & Aviation sector, the level of passenger traffic and security requirements influence the building and renovation of airport facilities. The health of the manufacturing industry in North America and process improvements affect the need for industrial buildings and facilities in our Industrial Buildings & Facilities sector. Our Commercial sector is driven, in part, by consumer demand and market penetration related to retail consumption and commercial workspace.

Energy & Resources. Our Energy & Resources business operating unit is driven primarily by commodity prices and the demand in the global economy. In recent years, strong demand for commodities from countries such as China, India, and Brazil has generally caused a rise in the prices of oil, gas, and mineral resources. However, the market is cyclical and can cause dramatic fluctuations in supply and demand conditions, thereby affecting commodity prices, particularly in mining. Environmental regulations and stakeholder engagements also influence the development of energy and resources, especially in North America where assessment, compliance, and monitoring are subject to increasingly stringent requirements.

Our Power sector is more of an infrastructure business, but economic activity also affects power demand and therefore impacts this market to a degree. In addition, Power is influenced by the age of infrastructure and regulations, the location of supply and demand for transmission and distribution, and the level of subsidization related to renewables.

Infrastructure. Our Infrastructure business operating unit is driven by population growth, urbanization, and the continuous need to rehabilitate aging infrastructure. Government funding and environmental regulations impact this market, as do changes in the housing market and special community initiatives. Also, government funding—whether from federal, state/provincial, or municipal levels—generally determines capital spending and infrastructure project priorities. Increasingly, the private sector is influencing this market through engagement in project delivery approaches, such as public-private partnerships (P3), and projects with direct user fees, such as toll roads. Overall, this business operating unit relies heavily on local and regional clients and benefits from Stantec’s strong community presence.

Key Internal Drivers

We believe our actionable value statements best reflect what unites Stantec and compel our people to come to work and do their best every day. Our performance depends on our ability to achieve excellence by putting people first, developing strong, long-lasting relationships with each other and our clients, doing what is right, and being driven to achieve at every level. Our value system provides a framework for the strategic initiatives we implement to drive our performance and obtain our overall business objective to be a top 10 global design firm.

We Put People First

We will continue to evolve by attracting talent and developing our people. This entails assessing and guiding current employees, engaging and developing leadership, and ensuring we create an experience and work environment that retains talent. Our total number of employees increased from close to 12,700 in 2012 to approximately 13,200 in 2013. At December 31, 2013, our workforce included about 7,600 professionals, 4,100 technical staff, and 1,500 support personnel.

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Employees

We strive to attract and retain the best employees in the field. To do this, we design our programs to be competitive, to be flexible, and to reward top performance. This begins with providing comprehensive benefits programs, including a wellness culture where we provide tools and support to help employees and their families improve their health and well-being. The creation of our People + Practice group was a key element in 2013 that elevated the strategic function of human capital management and tied our people strategy directly to our professional practice, ethics and integrity, and professional excellence.

In 2013, we formalized succession planning and implemented a career streams approach in line with our annual Career Development and Performance Review process. These three career streams—business, practice, and projects—provide employees with career development direction and growth opportunities.

In addition, we focused on developing a comprehensive, blended learning environment for our employees that combines experiential on-the-job training, coaching and mentorship, improved tools and practices, and external networks. In 2014, we will continue enhancing our culture of coaching and mentoring, including on-the-job coaching by supervisors and project managers, and continue aligning individual learning and overall programs within career streams. In 2013 we also created a Diversity and Inclusion Committee to foster a workplace that is supportive of the unique differences among our clients and employees.

We measure the success of our various initiatives through employee surveys, 360-degree feedback, and exit interviews. The results help us develop future programs and initiatives.

Leadership

Our ability to align the activities of our senior managers with our short- and long-term financial and strategic goals is a key driver for our success. In addition to fixed salaries, we provide short- and long-term compensation on a discretionary basis, designed to reward our senior managers (including our CFO and COO, regional operating unit leaders, and practice area unit leaders) for their individual and corporate contributions to meeting our objectives.

For our senior managers and other key employees, the short-term compensation includes an annual cash bonus. The total amount available in the annual bonus pool is calculated as a percentage of our annual pre-tax, pre-bonus net income, which encourages our senior managers to achieve profitable business results. To determine the awards for the year, we evaluate each eligible employee’s personal contributions to our Company-wide profitability and performance. In our view, this creates a sense of shared responsibility for achieving outstanding business results and meeting our clients’ needs.

Historically, senior vice presidents have received 25.0% of their annual bonus in an allotment of restricted share units, which they receive after two years as cash equal to the units’ market value. The market value of the units is based on the market value of our shares. Restricted share units will not be granted for performance in 2014. Our revised 2014 compensation program for the senior leadership team provides a mix of base salary, short-term incentive cash bonuses, and long-term incentives using both stock options and performance share units (PSUs). We believe this plan further invests our senior leadership team in our long-term share performance. (See the Evolution to Business Operating Units Specialization section of this report for details about our senior leadership team.)

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As part of long-term compensation for key staff, we grant options through our employee share option plan, further aligning our key staff’s interests with our shareholders’ and encouraging them to remain with us over the long term. In 2013, the number of options available for issuance was tied to the achievement of two key performance metrics contained in our strategic plan: earnings per share and pre-tax, pre-bonus net income as a percentage of net revenue (net revenue is defined in Definition of Additional IFRS Measures and Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report). In 2014, we will continue to issue stock options and will supplement our long-term incentive plan for our senior leadership team with PSUs.

Similarly, in 2013, our CEO’s compensation package, which is governed by the terms of his employment agreement, includes a base salary, an annual bonus calculated as a percentage of our pre-tax, pre-bonus income, and a prescribed allotment of deferred share units. Our CEO was not eligible to receive options. Effective in 2014, our CEO entered into a new employment contract with the Company, which provides for greater alignment between his compensation program and the rest of our senior leadership team’s compensation, as well as our long-term shareholder interests. His bonus will be evaluated annually based on the achievement of corporate and individual performance metrics, and he will be awarded annual long-term incentive grants of stock options and PSUs.

We require our CEO, COO, CFO, and executive vice presidents to own a minimum number of shares in the Company. These executives must own a multiple of their base salary in shares. We believe our long-term incentive programs and the minimum ownership requirement provide the appropriate incentives for our Executive Vice President Team to achieve growth in our share price, thereby aligning their compensation with the interests of shareholders.

We Are Better Together

Strong, long-lasting relationships are at the center of everything we do, and they directly impact our employees and clients, as well as project success. Each employee brings individual strengths to the Company, whether that is technical expertise, particular sector experience, or exceptional client relationships. When we combine those strengths, we believe we reach our full potential as an organization and that we are a trusted advisor to our clients.

Our ability to attract and retain top clients drives the success of our business. Currently, a majority of our business comes through repeat clients, and our 10 largest clients account for about 15% of our revenue. In 2013, we focused on the continued evolution of the organization and the enhancement of two key strategies: client development and community engagement.

Organizational Evolution

By defining our purpose and promise through a Company-wide brand positioning rollout program in 2013, we strengthened our brand strategy to leverage global expertise while focusing on our strong local presence. In 2013, we began the process of realigning our internal structure to better serve our clients, and we formalized business operating units to emphasize our client-focused culture. This realignment is further described in the Evolution to Business Operating Units Specialization section of this report.

Client Development and Account Management

We continue to pursue a client strategy that focuses on growing global accounts while augmenting the strength of our local client base and differentiating us from our peers in the marketplace. The purpose of our account management system is to position Stantec for sustainable organic growth. To meet the goal of finding and

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retaining top clients, we develop targeted marketing and business development plans for these clients. This activity is completed by geographic area for regional and local clients and by sector for global and national clients. By better understanding our top clients, we can increase our ability to provide services that enhance their success and, in turn, create organic growth for our Company.

Community Engagement

Our purpose is to create communities. At Stantec, we aim to be active members in our communities, making lasting connections with the people where we live and work. We partner with a number of charitable and community organizations regularly to help support their growth and development, working on social projects, environmental projects, charitable initiatives, and more.

In every region, we make decisions locally, with local input and focus. We recognize that local staff best understand how to match our resources and unique capabilities with the priorities of their communities and how to provide support to the organizations that make a difference. Corporately, we provide the framework that guides decision making to ensure our community investments align with our organizational objectives and resonate with our employees and business leaders in the communities we serve.

We Do What Is Right

Doing what is right means paying attention to the impact of every decision we make about how we do business. It means holding ourselves to a high standard of ethics and integrity in everything we do and committing to professional excellence in a manner that fosters a culture of safety and sustainability that is both innovative and forward looking.

Ethics and Integrity

Our reputation remains one of our most significant assets; therefore, we continue to focus on alignment with our integrity and ethics policies. For example, we conduct annual compliance training for all employees. We are—and should be—held to a high standard of business practices. At Stantec, we articulate our high standard through our project management framework, code of ethics, and policies and practices.

Professional Excellence

We are committed to efficient and high-quality project execution within a framework that incorporates ethics, safety, sustainability, innovation, and profitability. Our project management framework helps us improve project planning, remain committed to quality assurance, and fulfill peer review requirements.

We always strive to enhance our project execution and forecasting ability and to facilitate more efficient resource management. Currently, we use a diverse range of tools, including our enterprise management system, to execute projects effectively, and we will continue to invest in these tools in 2014.

Our integrated management system clarifies expectations for project delivery and client service excellence and conveys the steps employees must take to achieve more consistent and successful project outcomes. This system is certified to the International Organization for Standardization (ISO) 9001:2008 (Quality Management), ISO 14001:2004 (Environmental Management), and ISO 20000-1:2011 (IT Service Management System) standards. We believe that benchmarking against internationally recognized management standards such as ISO provides transparent accountability that aligns with industry best practices, and we believe this ultimately improves client service delivery and satisfaction.

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We operate in a diverse regulatory environment and are committed to compliance with regulatory requirements. For instance, we comply with financial reporting standards and controls and with employment practices. We also demonstrate our commitment to excellence through our documented policies and procedures. Our Company continues to ensure efficient and quality project execution, compliance with regulations, and a culture of safety.

Sustainability

We commit to doing what is right by demonstrating the values of social, economic, and environmental responsibility through the implementation of various programs.

In our operations, we are committed to reducing our negative impact on the environment by progressing toward least-impact approaches to energy consumption, paper consumption, and waste disposal. We track and report our progress in our annual sustainability report, in the Carbon Disclosure Project (CDP), and through certification to ISO 14001:2004 (Environmental Management). In 2014, we will continue to focus on meeting established targets to reduce the environmental impacts that result from our operations.

Stantec is at the forefront in the rapidly emerging field of Integrated Infrastructure and the implementation of a new planning framework and evaluation system called Envision™, developed by the Institute for Sustainable Infrastructure and the Harvard Graduate School of Design. Envision provides a holistic framework for planning, designing, evaluating, and rating the community, environmental, and economic benefits of infrastructure projects and systems. In 2013, we progressed toward meeting our commitment to train more than 100 professionals in Envision planning. In 2014, we will continue to focus on Envision training and delivering integrated infrastructure solutions to our clients.

We Are Driven to Achieve

Achievement at every level begins and ends with a firm commitment to being the best that we can be.

To capitalize on market opportunities and core strengths, we identify and adapt to changing market conditions in our various sectors. We identify growth opportunities, both organically and by acquisition, where we are well positioned and able to effectively manage risk. We remain committed to growing our top and bottom line through continued focus on design services and by maintaining a low-to moderate-risk profile.

Growth Opportunities

Our aim is to achieve consistent growth and profitability. We will do this by sustaining a culture of excellence that remains committed to our clients, our people, our communities, and our shareholders. Over the five-year plan, we intend to maintain our diversification strategy to ensure an appropriate balance within our sector mix.

Our approach to regional growth is to effectively service our existing regional and local clients, develop new relationships, and grow our reputation and business where opportunities exist. Achieving a high level of market presence in the communities we serve is a key driver to our success. Our target is to be among the top-tier service providers in each of our regions and sectors. With this level of market presence, we are less likely to be affected by downturns in regional economies.

Our strong presence in Canadian markets gives us the ability to capitalize on opportunities within each of our regions. We continue to pursue sustainable growth of our operations in the North, thereby providing additional strength to our Canadian presence. In the United States, our market position is growing, and we have taken strong steps to better position ourselves as a national firm. We have an emerging international presence, mainly in Buildings and our Mining sector, and we aim to grow organically by introducing more services to current and new clients.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Organic growth has been and continues to be a key driver to our success. To achieve growth, we leverage client relationships through our sector approach, cross-selling, and account management programs, and refine internal strategies that foster a culture of revenue generation in all areas of the Company.

Acquisitions are a key component of our strategy, and broadening our capabilities and geographic coverage enables us to better service our clients and achieve growth. Therefore, we maintain a consistent approach to sourcing firms that align with our Company’s culture and strategy. We continue to target these “right fit” firms based on sector and regional priorities, while remaining open to new opportunities. We pursue targeted and focused international expansion organically, leveraging our world-class capabilities and developing relationships.

Because we operate in an industry that includes more than 50,000 firms, most of which are small, we are confident that we can continue to take advantage of acquisition opportunities. According to internal analysis and Engineering News-Record’s 2013 report on the top 500 design firms, the largest engineering and architecture companies (our principal competitors) operating in North America generate about US$95 billion in annual fees. Currently, our share is approximately 2%.

The integration of acquired firms begins immediately following the acquisition closing date, generally takes between six months and two years to complete, and involves the implementation of our Company-wide information technology and financial management systems and the provision of support services from our corporate and regional offices. This approach allows new staff to focus on their primary responsibility of continuing to serve clients with minimal interruption while allowing the staff to take advantage of our systems and expertise.

We measure our success integrating acquired employees by using a post-integration survey and assessing the survey results to improve future integration activities. We also monitor leadership retention from acquisitions, key project submissions, key client pursuits, and teaming with existing practices. In addition, we measure our growth success by monitoring our year-over-year increase in gross revenue attributable to organic and acquisition growth.

Financing

Our continued ability to finance our growth plan supports our success. Adequate financing gives us the flexibility to acquire firms that are appropriate for our vision and complement our business model.

Since we became publicly traded on the Toronto Stock Exchange (TSX) in 1994, we have increased our gross revenue at a compound annual rate of 18.5%. To fund acquisition growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions using almost exclusively cash generated from operations and vendor notes.

In 2013, we extended the maturity date of our existing $350-million revolving credit facility to August 31, 2017. This facility also gives us access to additional funds, subject to approval from our lenders. In 2012, we increased the limit to these additional funds from $75 million to $150 million. At December 31, 2013, we had $297.8 million of additional borrowing available under the facility. In 2011, we issued $70 million of 4.332% secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018, which were used to repay existing debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

RESULTS

Overall Annual Performance

In 2013, we achieved strong results and quarterly growth momentum, allowing us to meet or perform better than our expectations and targets. We completed five acquisitions in the year and had strong organic revenue growth—mainly from our Environment, Industrial, and Transportation practice area units—because of increased project activity in the oil and gas and transportation sectors.

The following highlights other major financial achievements and strategic activities in 2013 that contributed to our financial performance and overall financial condition:

•	Continuous profitability. Since the inception of our Company, we have achieved uninterrupted profitability. We ended the year with 19.6% growth in gross revenue, an 18.1% increase in EBITDA, a 20.8% increase in net income, and an 18.9% increase in diluted earnings per share compared to 2012.

•	Growth through acquisitions. Acquisitions completed in 2012 and 2013 contributed $180.6 million to the increase in our gross revenue in 2013 compared to 2012.

•	Strong organic growth. In 2013, we achieved strong organic revenue growth, showing positive momentum every quarter. By consistently executing our business strategy, we were able to capitalize on opportunities to increase our project activity in the oil and gas and transportation sectors. Organic growth for gross revenue was 8.8% and for net revenue was 7.6% in 2013 compared to 2012. Organic growth occurred in all our geographic regions—Canada, United States, and International—and in our Environment, Industrial, Transportation, and Urban Land practice area units.

•	Strong balance sheet and liquidity. Our balance sheet remains solid. Operating cash flows increased from $180.5 million in 2012 to $272.1 million in 2013. This strong cash flow supported acquisition growth, a $61.2 million reduction in long-term debt, and continued dividends. During the year, we extended the maturity date of our existing $350-million revolving credit facility to August 31, 2017. As at December 31, 2013, $297.8 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

•	Refreshed our brand. In September, we refreshed our brand and launched a new visual identity as part of our continuing evolution. This renewal articulates our ongoing commitment to community, creativity, and client relationships—something clients and employees have said they believe is a strong part of our identity. The new brand further supports our primary business objective to be a top 10 global design firm by reinforcing our Company’s strategy.

•	Evolution to business operating units. In 2014, we will realign our organizational structure from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure.

Selected Annual Information

The following table highlights trending of certain annual information:

(In millions of Canadian dollars, except per share and share amounts)	2013	2013 vs. 2012 (%)	2012*	2012 vs. 2011 (%)	2011

Gross revenue (note 1)	2,236.4	19.6%	1,870.3	11.1%	1,683.4
Net revenue (note 1)	1,832.4	17.9%	1,553.8	12.7%	1,378.5
EBITDA (note 2)	261.1	18.1%	221.0	12.9%	195.7
Net income (note 3)	146.2	20.8%	121.0	n/m	12.7
Earnings per share – basic (note 3)	3.16	19.2%	2.65	n/m	0.28
Earnings per share – diluted (note 3)	3.14	18.9%	2.64	n/m	0.28
Cash dividends declared per common share	0.66	10.0%	0.60	n/m	Nil

Total assets	1,668.2	13.9%	1,464.2	10.3%	1,327.4
Total long-term debt	238.1	(20.4%)	299.3	1.0%	296.2

Cash flows
From operating activities	272.1		180.6		114.6
Used in investing activities	(117.4)		(143.2)		(99.4)
Used in financing activities	(54.2)		(31.3)		(41.9)

Outstanding common shares as at
December 31	46,576,132		45,983,894		45,523,585
February 26, 2014	46,624,382
Outstanding share options as at
December 31	1,305,415		1,475,823		1,578,300
February 26, 2014	1,253,498

n/m = not meaningful

note 1: Gross revenue and net revenue are defined in Definition of Additional IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions section”) of this report.

note 2: EBITDA is calculated as net income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment (further discussed in the Definitions section of this report).

note 3: Net income, basic earnings per share, and diluted earnings per share would have been $102.7 million, $2.25, and $2.25, respectively, without the $90 million goodwill impairment charge in 2011.

* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

2013 vs. 2012. The five acquisitions completed in 2013 and the seven completed in 2012 contributed to our year-over-year growth in gross revenue and EBITDA and growth in net income, as well as our basic and diluted earnings per share. This acquisition growth was supplemented by stronger organic growth in 2013 than in 2012. As a result of organic growth, gross revenue increased 8.8% and net revenue increased 7.6%. Organic growth occurred in all geographic regions and in all practice area units except Buildings, mainly due to intensified competition and the softening of the buildings market, particularly in healthcare. Organic growth in other practice area units was mainly a result of our increased project activity in the oil and gas and transportation sectors.

Our 2013 EBITDA was impacted by a decrease in our gross margin—from 55.0% in 2012 to 54.7% in 2013—while our administrative and marketing expenses as a percentage of net revenue remained the same as 2012 at 40.7%. (Gross margin is defined in the Definitions section of this report.) Our gross margin declined slightly in 2013 because our revenue base grew in lower margin operations (Industrial and Transportation in the United States), resulting in an overall lower 2013 consolidated gross margin. The growth in net income and basic and diluted earnings per share over 2012 was a result of the above-noted factors.

2012 vs. 2011. The growth in our gross revenue and EBITDA in 2012 compared to 2011 resulted from acquisitions: seven completed in 2012 and five completed in 2011. Also, gross revenue increased 5.6% and net revenue increased 6.5% as a result of organic growth. Organic growth occurred in our Canadian and International operations—mainly in our Environment, Industrial, and Urban Land practice area units—because of increased project activity in the oil and gas, mining, water, and urban development sectors.

Our 2012 EBITDA was impacted by a decrease in our gross margin—from 55.4% in 2011 to 55.0% in 2012—and a decrease in our administrative and marketing expenses as a percentage of net revenue—from 41.0% in 2011 to 40.7% in 2012. Our gross margin declined in 2012 because of the mix of projects during the year, lower margins for certain legacy client service agreements from acquisitions, and increased competition in our Transportation practice area unit, particularly in our Canadian market. In addition, during 2012, our revenue base grew in lower margin operations (Industrial and Transportation in the United States), resulting in an overall lower 2012 consolidated gross margin. Our administrative and marketing expenses declined in 2012 as a result of our continued focus on managing our costs and operational efficiencies. The growth in net income and basic and diluted earnings per share over 2011 was a result of the above-noted factors (excluding the impact of the goodwill impairment charge of 2011).

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Results Compared to 2012 Targets

In our 2012 Management’s Discussion and Analysis, we established various ranges of expected performance for 2013. The following table presents the results we achieved in 2013:

Measure	2013 Target Range	Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	54.7% ✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	40.7% ✓
Net income as % of net revenue	At or above 6%	8.0% ✓
Effective income tax rate	At or below 28.5%	26.5% ✓
Return on equity (notes 1 and 3)	At or above 14%	18.2% ✓
Net debt to EBITDA (notes 2 and 3)	Below 2.5	0.36 ✓

note 1: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 2: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA which is, calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

note 3: Return on equity and net debt to EBITDA are non-IFRS measures (discussed in Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report).

✓ Met or performed better than target

In 2013, we met or performed better than all of our targets.

Acquisitions

Consideration for acquisitions completed was $11.4 million in 2013 and $102.1 million in 2012. We completed the following acquisitions in 2013:

•	On May 31, we acquired IBE Consulting Engineers, Inc. (IBE), adding approximately 50 staff to our Company. This addition enhances our buildings engineering presence on the US West Coast.

•	On May 31, we acquired Ashley-Pryce Interior Designers Inc. (AP/ID), adding approximately 10 staff to our Company. This addition enhances our interior design presence in British Columbia.

•	On June 28, we acquired Roth Hill, LLC (Roth Hill), adding approximately 30 staff to our Company. This addition expands our water and wastewater capabilities in the Pacific Northwest.

•	On November 1, we acquired JDA Architects Limited (JDA), adding approximately 25 staff to our Company. This addition complements our existing presence in Atlantic Canada.

•	On November 29, we acquired Cambria Gordon Ltd. (CGL), adding approximately 25 staff to our Company. This addition expands our environmental services in northwest British Columbia.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Discussion of Operations

Our Company operates in one reportable segment: Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients. The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

	Year Ended Dec 31
	Percentage of Net Revenue		Percentage Increase (Decrease) *

	2013	2012	2013 vs . 2012

Gross revenue	122.0%	120.4%	19.6%
Net revenue	100.0%	100.0%	17.9%
Direct payroll costs	45.3%	45.0%	18.6%
Gross margin	54.7%	55.0%	17.4%
Administrative and marketing expenses	40.7%	40.7%	18.0%
Depreciation of property and equipment	1.8%	1.8%	16.5%
Amortization of intangible assets	1.2%	1.3%	6.0%
Net interest expense	0.5%	0.6%	(1.1%)
Other net finance expense	(0.2%)	0.1%	(142.9%)
Share of income from joint ventures and associates	(0.1%)	(0.1%)	15.0%
Foreign exchange (gain) loss	0.0%	0.0%	n/m
Other (income) expense	(0.1%)	0.0%	n/m
Income before income taxes	10.9%	10.6%	20.9%
Income taxes	2.9%	2.8%	21.1%
Net income	8.0%	7.8%	20.8%

* % increase (decrease) calculated based on the dollar change from the comparable period.

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

n/m = not meaningful

The percentage increase in gross and net revenue in 2013 compared to 2012 was due to acquisition growth and organic growth in all practice area units, with the exception of Buildings, which experienced no organic growth (further explained in the Gross and Net Revenue section that follows). In 2013, administrative and marketing expenses and depreciation of property and equipment, both as a percentage of net revenue, remained the same as 2012, and interest expense as a percentage of net revenue decreased compared to 2012 (further explained in the respective sections of this report). Our net income for 2013 increased by 20.8%.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to Cautionary Note Regarding Forward-Looking Statements at the end of this report. For definitions of gross revenue and net revenue, refer to Definition of Additional IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions and, thereafter, as organic growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Each practice area unit generates a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.97 in 2013 compared to the Canadian dollar being at par to the US dollar in 2012. This represents a 3.0% decrease. The weakening of the Canadian dollar for the year had a positive effect on revenue reported in 2013 compared to 2012.

The following tables summarize the impact of acquisition growth, organic growth, and foreign exchange on our gross and net revenue for 2013 compared to 2012:

Gross Revenue
(In millions of Canadian dollars)	2013 vs . 2012

Increase due to
Acquisition growth	180.6
Organic growth	163.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	21.8

Total net increase in gross revenue	366.1

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Net Revenue
(In millions of Canadian dollars)	2013 vs .2012

Increase due to
Acquisition growth	143.8
Organic growth	117.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	17.3

Total net increase in net revenue	278.6

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The increase in acquisition gross and net revenue in 2013 compared to 2012 was due to the revenue earned in 2013 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Practice Area Unit sections below. We experienced increases in organic gross revenue in 2013 compared to 2012 in all regions and in all practice area units, except Buildings (as described further on in this report).

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

The following table summarizes the growth in gross revenue by region for 2013 compared to 2012:

Gross Revenue by Region
(In millions of Canadian dollars)	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	1,290.2	1,081.0	209.2	69.7	139.5	n/a
United States	867.5	715.9	151.6	110.9	18.9	21.8
International	78.7	73.4	5.3	-	5.3	-

Total	2,236.4	1,870.3	366.1	180.6	163.7	21.8

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

n/a = not applicable

Total gross revenue was positively impacted by acquisitions completed in 2012 and 2013, by organic growth, and by the average value of the Canadian dollar weakening against the US dollar in 2013 compared to 2012.

Following is a list of acquisitions completed in 2012 and 2013 that impacted specific regions during 2013:

•	Canada: PHB Group Inc. (PHB) (May 2012); Cimarron Engineering Ltd. (Cimarron) (August 2012); Architecture 2000 Inc. (November 2012); Ashley-Pryce Interior Designers Inc. (AP/ID) (May 2013); JDA Architects Limited (JDA) (November 2013); and Cambria Gordon Ltd. (CGL) (November 2013)

•	United States: ABMB Engineers, Inc. (ABMB) (May 2012); Corzo Castella Carballo Thompson Salman, P.A. (C3TS) (November 2012); Greenhorne & O’Mara, Inc. (G&O) (December 2012); Landmark Survey and Mapping Inc. (LSM) (December 2012); IBE Consulting Engineers, Inc. (IBE) (May 2013); and Roth Hill, LLC (Roth Hill) (June 2013)

Canada. Gross revenue in our Canadian operations increased by 19.4% in 2013 compared to 2012. This increase resulted from acquisition and organic growth. The 12.9% increase in organic growth resulted mainly from an increase in oil and gas activity, which was partly offset by decreased activity in our Buildings practice in 2013 compared to 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

In 2013, resource-related activity in western Canada was robust, allowing for related private infrastructure investment. Opportunities for the transport of oil and natural gas meant increased activity in large-scale projects in Canada’s oil and gas sector, especially in the west. The desire to transport Canadian oil and gas products for export generated opportunities for interprovincial pipelines and associated marine facilities. Because of steady growth in the midstream oil and gas market, we continue to provide environmental and engineering services to private sector clients.

Our Mining practice had a stable level of activity in 2013. A strong resource market also contributed to solid activity in the residential market in western Canada.

In the public sector, federal and provincial budgets maintained stable levels for infrastructure funding. The public-private partnership (P3) model continued to be supported, and new P3 projects were released, particularly in Ontario and British Columbia. Increasingly, P3s were pursued at the municipal level.

United States. Gross revenue in our US operations increased by 21.2% in 2013 compared to 2012. This increase resulted mainly from acquisition growth, especially in our Transportation practice area unit. Organic gross revenue grew by 2.6% in 2013 compared to 2012. Synergies between existing operations and acquired companies in US East contributed to organic growth, particularly in our Transportation practice. Organic growth also resulted from increased activity in the oil and gas sector. Geotechnical Engineering grew organically due to increased work for the Tennessee Valley Authority. Increases in organic gross revenue were partly offset by retractions in our Buildings, Mining, and Power practices in 2013 compared to 2012.

The public sector was characterized by uncertainty in the political and regulatory environment, notably at the federal level. Indecision about implementing the Patient Protection and Affordable Care Act impacted our clients’ long-term capital plans, resulting in a reduction of activity in our Buildings practice. Uncertainty also existed in emissions and environmental regulations, which affected clients in power, energy, and resources. In the transportation and water sectors, public sector budgets remained tight, although they did gradually improve overall, providing steady opportunities at the state and municipal levels. In response to fiscal constraints, P3s slowly emerged in 2013, though this project delivery approach has yet to fully take hold in the United States.

In the private sector, we saw increased activity in some locations and in the energy sector. In the urban development sector, we have yet to see a full housing market recovery because of factors that affect public confidence, such as the uncertain political environment and unemployment levels. In 2013, we maintained our position in the resource-related market by supporting infrastructure development in the oil and gas sector, and we continue to win buildings-related projects in spite of the softened healthcare market.

International. Gross revenue in our International operations increased by 7.2% in 2013 compared to 2012. This increase resulted from organic growth, particularly in the Middle East. The volume of projects in 2013 compared to 2012 increased mostly in our Buildings and Mining practices, predominately for private sector clients. In our Mining practice, our top-tier expertise in underground engineering enabled us to continue working for major global clients—in spite of a general slowdown in the mining industry.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

  The following table summarizes our gross revenue by practice area unit for 2013 compared to 2012:

Gross Revenue by Practice Area Unit
(In millions of Canadian dollars, except %)	2013	% of Consulting Services Gross Revenue	2012	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2013 vs. 2012

Buildings	401.8	18.0%	413.2	22.1%	(2.8%)
Environment	732.3	32.7%	629.5	33.6%	16.3%
Industrial	533.5	23.8%	384.8	20.6%	38.6%
Transportation	337.2	15.1%	231.5	12.4%	45.7%
Urban Land	231.6	10.4%	211.3	11.3%	9.6%

Total	2,236.4	100.0%	1,870.3	100.0%	19.6%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

As indicated above, our gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area unit is summarized below:

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Gross Revenue by Practice Area Unit
	2013 Compared to 2012

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	(11.4)	9.4	(25.0)	4.2
Environment	102.8	9.9	85.0	7.9
Industrial	148.7	69.5	77.0	2.2
Transportation	105.7	80.7	19.8	5.2
Urban Land	20.3	11.1	6.9	2.3

Total	366.1	180.6	163.7	21.8

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The following summarizes the acquisitions completed in 2012 and 2013 that impacted specific practice area units during the year:

•	Buildings: PHB (May 2012); Architecture 2000 Inc. (November 2012); IBE (May 2013); AP/ID (May 2013); and JDA (November 2013)
•	Environment: G&O (December 2012); Roth Hill (June 2013); and CGL (November 2013)
•	Industrial: Cimarron (August 2012) and LSM (December 2012)
•	Transportation: ABMB (May 2012); C3TS (November 2012); and G&O (December 2012)
•	Urban Land: G&O (December 2012)

Buildings. The Buildings practice area unit had a 6.1% organic gross revenue retraction in 2013 compared to 2012. This retraction resulted from the softening buildings market in 2013, intensified competition, and reduced availability of funding for public sector projects. The Buildings practice area unit managed costs in accordance with the softening market, monitored backlog throughout the year, and made adjustments to align staffing levels with workload.

During 2013, additional competition continued to challenge all consulting firms to maintain market share and intensified pressure to provide more services for lower fees. However, in Canada and the United States, we continued to secure projects in our key market sectors: healthcare, education, and aviation. For example, during the fourth quarter of 2013, we secured a project where we are one of the providers of architectural, laboratory programming, and planning and design work for the Multidisciplinary Research and Engineering Building at the University of Houston in Texas.

Uncertainty in public project funding in education and healthcare impacted our revenue growth in 2013, but we did see stable revenue from the commercial buildings sector due to our continued work for retail and commercial clients in Canada. By leveraging our existing relationships in our Oil & Gas practice, we were able to secure buildings-related master-service agreements with national clients during the year.

Opportunities for P3 projects in Canada continued in 2013, despite public funding constraints and increased international competition. For instance, we secured a project in Canada to provide the consulting, architectural, and engineering services for the Iqaluit International Airport Improvement project—the first P3 airport project to formally proceed in North America.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Environment. The Environment practice area unit had 13.5% organic gross revenue growth in 2013 compared to 2012. This increase resulted from robust growth in energy and resource-related work, driven mainly by the midstream industry in the oil and gas sector; work for other sectors experienced a more modest increase.

Strong activity in the Canadian oil and gas sector in 2013 supported increased and continual assessment, planning, and permitting work. One of our projects involved preparing an environmental and socioeconomic assessment associated with the construction and operation of the TransCanada Energy East pipeline project, including the Cromer Lateral portion of the project in Saskatchewan and Manitoba and an extension from Quebec City to New Brunswick. In downstream oil and gas, business remained stable, but because of significant activity associated with midstream oil and gas projects, it constituted a reduced percentage of our Environment portfolio.

We continued to develop aboriginal partnerships to position ourselves for resource development work in strategic locations in northern and western Canada. In the power sector, transmission and distribution work—such as routing, site selection, permitting, and assessment—was steady. Revenue growth from our geotechnical operations was strong in 2013 as we benefited from relationships with long-term clients such as the Tennessee Valley Authority.

Our Water practice experienced a modest increase in 2013 compared to 2012, despite new investments lacking approval while municipalities dealt with budget constraints. In the United States, companies continued to invest in existing facilities because of regulatory requirements and consent decrees that require water and sewage treatment plants to be upgraded and combined sewer overflow programs to continue.

During 2013, we saw increased opportunities using alternative project delivery models, such as design-build, and continued to benefit from relationships with long-term clients in Canada and the United States. To illustrate, we are building on our local presence, our strong reputation with the US federal government and design-build contractors, and our expertise in the water business; we are the lead engineer and architect for PCCP Constructors, a joint venture selected for a contract with the US Army Corps of Engineers, New Orleans District.

In 2013, we expanded our water service offerings into other industrial water activities, such as tailings-pond water treatment, flood control, water reuse, and water resource management, as well as into mining-related activities, which resulted in new project work. For example, we secured a project to evaluate three alternatives for the storage, treatment, and disposal of saline groundwater from the Joslyn North mine in Fort McMurray, Alberta.

Industrial. The Industrial practice area unit had 20.0% organic gross revenue growth in 2013 compared to 2012. This strong organic growth resulted from increased project activity relating to energy and resources, primarily in the oil and gas sector, and it accounts for approximately half of our Industrial revenue.

In our Oil & Gas practice, our long-term client relationships and diverse project expertise mean we are increasingly recognized as a top integrated provider of midstream services. This recognition, together with a continued global demand for energy and strong oil prices, drove the demand for our engineering services from large national clients that transport oil and gas to export locations and that require added capacity for transport, storage, and distribution. Our Environment and Industrial groups work together on major export pipelines in Canada to transport natural gas and crude oil to the east, south, and west.

In 2013, our Mining practice activity was steady, despite the global softening of the mining industry. As a consequence of completing a major project in the latter half of 2012, our Mining revenue decreased in the United States in 2013 compared to 2012. However, work in Canada remained steady; in particular, we continued work on the BHP Billiton Jansen potash mine in Saskatchewan. The decline in our US mining revenue was offset by

MANAGEMENT’S DISCUSSION AND ANALYSIS

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STANTEC INC.

growth in our international mining business since we continue to secure projects in studies, design, and project management, because of our diversified commodities exposure and strong relationships with major global clients.

Our Power practice was soft in the United States in 2013, primarily because we still have an emerging presence in the United States and the US power market has not fully recovered. In Canada, certain major projects have come to completion. Still, throughout 2013, we continued to provide services in renewable energy, thermal power, and transmission and distribution. For instance, as part of the Maritime Link Project, we contributed to the detailed design of civil and geotechnical work for the transmission link between Newfoundland and Nova Scotia.

In our Industrial Buildings & Facilities practice, 2013 activity was steady in multiple areas, including in large industrial facilities, transportation and heavy equipment maintenance facilities, and servicing companies, where public and private sector clients are renewing or building new facilities.

Transportation. Despite a relatively stagnant market, our Transportation practice area unit had 8.6% organic gross revenue growth in 2013 compared to 2012. Organic growth reflected investments made in key hires and specific project pursuits in 2012 and 2013, as well as a continued commitment to build backlog by pursuing a mix of small, medium, and large projects. This balanced approach allowed us to match the needs of clients and adapt to changing conditions in various markets. Organic growth occurred principally in the US East, where we benefit from increased activity in design-build and from strong local relationships.

Transportation’s overall growth benefited from the acquisitions made over the last three years, in particular in 2012, when we increased our presence in local US markets. During the year, we continued to pursue and secure a steady share of significant traditional as well as design-build and P3 projects. For example, as part of our traditional work, we were awarded the Construction Management Services Contract for the Westside Subway Transit Corridor project in Los Angeles, California—one of the most regionally significant infrastructure programs and one of the largest transportation programs in the United States. Related to this project, we also secured the renewal of the Construction Management Support Services Contract with the Los Angeles County Metropolitan Transportation Authority for its major capital projects.

We continued working on local and regional projects with repeat clients in Canada and the United States. Because of our expertise, rehabilitation and maintenance remained stable components of our portfolio. For example, bridge inspection wins increased in British Columbia and in other locations such as New Hampshire and Vermont. Our strong local relationships provided continued opportunities in our general roadway business. In the last quarter of 2013, for example, we were designated by Central Texas Regional Mobility Authority to provide the ongoing traffic and revenue feasibility services for their expanding system of toll roads in Austin, Texas. Positive revenue growth in 2013 was also the result of stable infrastructure funding and only minor changes in the competitive landscape.

Urban Land. The Urban Land practice area unit had 3.3% organic gross revenue growth in 2013 compared to 2012. This organic revenue growth is attributed to residential activity in strong geographies such as western Canada, improvements in the US East, and our efforts to diversify into nonresidential sectors. Growth in these areas was partly offset by a reduction in work performed internationally compared to 2012.

In 2013, Canada accounted for approximately 55% of our urban land business, with approximately 45% in the United States and some projects outside of North America. Housing activity was stable across Canada compared to 2012. Western Canada benefited from strong residential single-family and mixed-use markets as a result of the robust resource market; eastern Canada had more higher-density projects. For example we secured a project in

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Guelph, Ontario, providing the planning, engineering, environmental impact, geomatic, archaeological, and traffic services for a mixed-use residential development on former industrial lands in the downtown core.

The US market showed signs of slow improvement during 2013 and continued to evolve to include a combination of greenfield, medium- to high-density development, and redevelopment projects in some of our regions. We are positioning our services to take advantage of this shift and an improving residential market.

Our 2013 nonresidential pursuits in Canada and the United States demonstrated our ability to provide a variety of services to various segments in the urban land development market, including commercial, municipal, parks, brownfield development, and sports and recreation sectors. For example, we secured a project for the campus master plan for the Delaware Valley College in Doylestown, Pennsylvania. The work includes facilities assessment, space utilization, and general campus planning to support the college’s strategic plan for the next ten years. In the fourth quarter of 2013, we were retained to complete the preliminary engineering, stormwater management strategy, detailed engineering design, and contract administration for a 40-hectare (100-acre) industrial parcel (Shipp Lands) located within the Derry Green Business Secondary Plan Area in Milton, Ontario. This project involves import of fill, which will require an earthworks strategy and environmental compliance monitoring.

Gross Margin

For a definition of “gross margin,” refer to Definition of Additional IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

Gross margin as a percentage of net revenue decreased to 54.7% in 2013 from 55.0% in 2012, which is within our targeted range of 54.5% to 56.5% (set out in our 2012 Financial Review). Our consolidated gross margin for 2013 was impacted by growth in the revenue base of our lower margin practice area units (Industrial and Transportation in the United States). In our Industrial practice area unit, lower gross margins (compared to other practice areas) are typically offset by a lower administrative and marketing expense as a percentage of net revenue. In addition, the decrease in our 2013 consolidated gross margin was impacted by a slight decline in our Transportation and Buildings gross margins compared to 2012.

The following table summarizes our gross margin percentages by practice area unit:

Gross Margin by Practice Area Unit

	2013	2012

Buildings	54.2%	54.6%
Environment	59.0%	58.7%
Industrial	48.8%	48.3%
Transportation	52.6%	53.1%
Urban Land	59.7%	59.6%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any year and on our project execution. These fluctuations reflect the basis of our business model: diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle.

The following table summarizes our gross margin percentages by region:

Gross Margin by Region
	2013	2012

Canada	55.1%	55.8%
United States	54.4%	54.0%
International	50.6%	51.6%

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The reduction in gross margin for Canada in 2013 compared to 2012 resulted mainly from the impact of our growing Industrial practice area unit at lower gross margins. The reduction in gross margin in our International operations was due to the mix of project activity.

Revenue and Gross Margin Realigned by Business Operating Unit

In 2014, we are realigning our organizational structure from five practice area units to three business operating units to better support our clients. (For further information regarding this realignment, see the Evolution to Business Operating Units Specialization section of this report.) The following table restates our gross revenue earned in 2012 and 2013 from practice area units to business operating units. As well, the table details our gross revenue growth analysis for acquisition and organic growth in 2013 by business operating unit.

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December 31, 2013

STANTEC INC.

Gross Revenue by Business Operating Unit
	Quarter Ended March 31, 2013 vs. 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	125.8	127.1	(1.3)	2.0	(3.7)	0.4	(2.9%)
Energy & Resources	202.3	157.9	44.4	22.7	21.2	0.5	13.4%
Infrastructure	185.1	151.2	33.9	28.1	5.1	0.7	3.4%

Total	513.2	436.2	77.0	52.8	22.6	1.6	5.2%

	Quarter Ended June 30, 2013 vs. 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	128.3	127.8	0.5	2.8	(2.9)	0.6	(2.3%)
Energy & Resources	242.3	177.7	64.6	28.8	35.2	0.6	19.8%
Infrastructure	196.1	167.9	28.2	24.9	2.3	1.0	1.4%

Total	566.7	473.4	93.3	56.5	34.6	2.2	7.3%

	Quarter Ended September 30, 2013 vs. 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	115.8	117.7	(1.9)	3.1	(6.8)	1.8	(5.8%)
Energy & Resources	258.6	195.4	63.2	20.6	40.3	2.3	20.6%
Infrastructure	206.8	166.2	40.6	21.7	15.0	3.9	9.0%

Total	581.2	479.3	101.9	45.4	48.5	8.0	10.1%

	Quarter Ended December 31, 2013 vs. 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	114.0	113.3	0.7	1.5	(3.0)	2.2	(2.6%)
Energy & Resources	257.3	206.5	50.8	4.9	43.0	2.9	20.8%
Infrastructure	204.0	161.6	42.4	19.5	18.0	4.9	11.1%

Total	575.3	481.4	93.9	25.9	58.0	10.0	12.0%

	2013 Compared to 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	483.9	485.9	(2.0)	9.4	(16.4)	5.0	(3.4%)
Energy & Resources	960.5	737.5	223.0	77.0	139.7	6.3	18.9%
Infrastructure	792.0	646.9	145.1	94.2	40.4	10.5	6.2%

Total	2,236.4	1,870.3	366.1	180.6	163.7	21.8	8.8%

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

The following tables detail our gross margins as a percentage of net revenue by business operating unit for 2012 and 2013 and on a quarterly basis for 2012 and 2013:

Gross Margin by Business Operating Unit
	2013	2012

Buildings	54.8%	54.8%
Energy & Resources	53.2%	53.5%
Infrastructure	56.4%	56.7%

	2013				2012

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31

Buildings	55.9%	54.0%	54.0%	55.4%	56.2%	55.1%	54.1%	53.8%
Energy & Resources	54.7%	53.0%	53.0%	51.8%	54.4%	53.8%	52.9%	52.6%
Infrastructure	58.7%	55.8%	55.7%	55.2%	58.0%	56.3%	55.8%	56.7%

Administrative and Marketing Expenses

Our administrative and marketing expenses increased by $114.0 million from 2012 to 2013. As a percentage of net revenue, our administrative and marketing expenses remained the same as for 2012 at 40.7%, which is slightly lower than our expected range of 41% to 43%.

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by business development and acquisition integration activities.

Depreciation of Property and Equipment

Depreciation as a percentage of net income remained at 1.8% year over year. Depreciation increased by $4.6 million. Our additions to property and equipment of $53.5 million in 2013 were within the expected range of $50 to $60 million established at the beginning of 2013.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years. Contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the four to eight quarters following an acquisition. As at December 31, 2013, $1.5 million of the $78.9 million in intangible assets related to backlog. (Backlog, a non-IFRS measure, is further discussed in Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.)

Also included in intangible assets is purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over an estimated useful life ranging from 3 to 7 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

The following table summarizes the amortization of identifiable intangible assets:

Amortization of Intangibles

(In thousands of Canadian dollars)	2013	2012

Client relationships	7,294	6,431
Backlog (Note)	5,342	6,296
Software	9,675	6,986
Other	982	1,346
Lease disadvantage	(2,058)	(1,051)

Total amortization of intangible assets	21,235	20,008

Note: Backlog is further discussed in the Definitions section of this report.

The $1.2 million increase in intangible asset amortization from 2012 to 2013 was mainly due to an increase in the amortization of software from the renewal of our Microsoft agreement. During 2013, we added $14.3 million to intangible assets: $9.9 million was mainly the result of incremental software licenses on our enterprise management system and the renewal of our AutoCAD and Microsoft agreements; $4.4 million was the result of acquisitions, primarily from the IBE acquisition.

In accordance with our accounting policies, we review intangible assets at each reporting period to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset, and that event has an impact on the estimated future cash flows of the asset.

To determine indicators of impairment of intangible assets, we consider external sources of information such as prevailing economic and market conditions. We also consider internal sources of information such as the historical and expected financial performance of the intangible assets. If an indication of impairment exists, the asset’s recoverable amount is estimated. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. (For further discussion on the methodology used in testing long-lived assets and intangibles for impairment, refer to Critical Accounting Estimates in the Critical Accounting Estimates, Developments, and Measures section of this report.)

Based on our review of intangible assets at each reporting period in 2012 and 2013, there have been no indications of impairment.

Net Interest Expense

Our net interest expense decreased by $0.1 million in 2013 compared to 2012, mainly due to a lower long-term debt balance. In particular, our revolving credit facility was $51.1 million at December 31, 2013, compared to $80.7 million at December 31, 2012. As well, the balance of notes payable for acquisitions was lower at $53.0 million at December 31, 2013, compared to $81.4 million at December 31, 2012. The average interest rate of our revolving credit facility was 1.37% at December 31, 2013, compared to 1.60% at December 31, 2012. At December 31, 2013 and 2012 we had $125 million in senior secured notes at a rate of 4.52%. (The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Based on our credit balance at December 31, 2013, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have had an immaterial impact on our net income and basic earnings per share for the year. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains and Losses

We reported a foreign exchange gain of $0.2 million in 2013 compared to a loss of $0.2 million in 2012. The foreign exchange gain and loss arose from the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars or British pounds in exchange for Canadian dollars. The foreign exchange gains and losses in 2013 and 2012 were caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at December 31, 2013, we had no material foreign-currency forward-contract agreements.

We estimate that because of a slight net exposure at December 31, 2013, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have had an immaterial impact on our net income for the year.

Income Taxes

Our 2013 effective income tax rate remained consistent year over year at 26.5% in 2013 compared to 26.4% in 2012. Our 2013 effective income tax rate was impacted by additional income earned in higher tax jurisdictions in 2013 compared to 2012 and offset by the utilization of additional tax credits in 2013. The effective tax rate of 26.5% meets the target of at or below 28.5% set out in our 2012 Financial Review.

Fourth Quarter Results

Our revenue growth in Q4 13 was strong compared to Q4 12. Gross revenue increased 19.5% to $575.3 million from $481.4 million; 12.0% of this increase is due to continued organic growth. EBITDA increased 10.9% to $62.3 million from $56.2 million, net income increased 14.8% to $35.7 million from $31.1 million, and our diluted earnings per share increased 13.4% to $0.76 from $0.67 when comparing Q4 13 to Q4 12.

The following table summarizes our key operating results for Q4 13 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

	Quarter Ended December 31		% of Net Revenue		% Increase (Decrease)*
(In millions of Canadian dollars, except %)	2013	2012	2013	2012	2013 vs. 2012

Gross revenue **	575.3	481.4	127.5%	123.4%	19.5%
Net revenue **	451.3	390.1	100.0%	100.0%	15.7%
Direct payroll costs	196.6	171.1	43.6%	43.9%	14.9%
Gross margin **	254.7	219.0	56.4%	56.1%	16.3%
Administrative and marketing expenses	197.3	162.4	43.7%	41.6%	21.5%
Depreciation of property and equipment	8.7	7.6	1.9%	2.0%	14.5%
Amortization of intangible assets	4.6	5.3	1.0%	1.4%	(13.2%)
Net interest expense	1.9	1.8	0.4%	0.5%	5.6%
Other net finance expense	(3.3)	0.6	(0.7%)	0.1%	n/m
Share of income from joint ventures and associates	(0.9)	(0.3)	(0.1%)	(0.1%)	n/m
Foreign exchange loss	-	0.1	0.0%	0.0%	n/m
Other income	(0.7)	-	(0.2%)	0.0%	n/m
Income before income taxes	47.1	41.5	10.4%	10.6%	13.5%
Income taxes	11.4	10.4	2.5%	2.6%	9.6%
Net income	35.7	31.1	7.9%	8.0%	14.8%

* % increase (decrease) calculated based on the dollar change from the comparable period.

** The terms gross and net revenue and gross margin are discussed in the Definitions section of this report.

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

n/m = not meaningful

Gross Revenue
(In millions of Canadian dollars)	Q4 13 vs. Q4 12

Increase in gross revenue due to
Acquisition growth	25.9
Organic growth	58.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	10.0

Total net increase in gross revenue	93.9

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

During Q4 13, our gross revenue increased by $93.9 million, or 19.5%, compared to the same period in 2012 as a result of the impact of acquisitions completed in 2012 and 2013 and organic revenue growth. The weakening of the Canadian dollar had a positive impact on reported revenue in Q4 13 compared to Q4 12. During Q4 13, the average exchange rate for the Canadian dollar was US$0.95 compared to the Canadian dollar being at par with the US dollar during Q4 12.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

The following tables summarize the change in gross revenue by region and by practice area unit in the fourth quarter of 2013 compared to the same period in 2012:

Gross Revenue by Region
(In millions of Canadian dollars)	Quarter Ended Dec 31, 2013	Quarter Ended Dec 31, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	338.4	290.6	47.8	1.6	46.2	n/a
United States	217.2	171.5	45.7	24.3	11.4	10.0
International	19.7	19.3	0.4	-	0.4	-

Total	575.3	481.4	93.9	25.9	58.0	10.0

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

n/a = not applicable

Gross Revenue by
Practice Area Unit
(In millions of Canadian dollars)	Quarter Ended Dec 31, 2013	Quarter Ended Dec 31, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	93.6	95.4	(1.8)	1.5	(5.2)	1.9
Environment	197.8	162.9	34.9	4.1	27.1	3.7
Industrial	141.4	109.2	32.2	2.0	29.3	0.9
Transportation	82.7	63.1	19.6	14.4	2.6	2.6
Urban Land	59.8	50.8	9.0	3.9	4.2	0.9

Total	575.3	481.4	93.9	25.9	58.0	10.0

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Organic revenue growth in Q4 13 was positive in all practice area units except Buildings. The Buildings practice area unit decline occurred because of the softening in the buildings market compared to Q4 12. The buildings industry has experienced continued competition and pressure in funding of private and public sector clients. Our organic growth in Q4 13 occurred mainly in our Environment and Industrial practice area units. In both of these practice area units, we are experiencing increased project activity from the oil and gas sector, mainly driven by the midstream industry in western Canada.

During Q4 13, net income was positively impacted by increases in gross revenue and gross margin as a percentage of net revenue—from 56.1% in Q4 12 to 56.4% in Q4 13. Our gross margin increased quarter over quarter in our US and International regions and increased in our Industrial and Urban Land practice area units as summarized in the tables below:

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Gross Margin by Region	Quarter Ended Dec 31
	2013	2012

Canada	56.9%	57.2%
United States	56.2%	55.1%
International	50.5%	47.5%

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Gross Margin by Practice Area Unit	Quarter Ended Dec 31
	2013	2012

Buildings	54.9%	56.2%
Environment	60.4%	60.5%
Industrial	51.1%	48.8%
Transportation	54.7%	55.4%
Urban Land	62.3%	60.2%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The nature of our business model—based on diversifying operations across geographic regions, practice area units, and all phases of the infrastructure and facilities project life cycle—will continue to cause fluctuations in our gross margin percentage from period to period, depending on the mix of projects during any given quarter.

Administrative and marketing expense increased from 41.6% in Q4 12 to 43.7% in Q4 13. This increase was primarily due to an increase in administrative labor because of additional charges for seasonal holidays in Q4 13 compared to Q4 12. As well, there was an increase in the fair value of restricted share units and deferred share units in Q4 13 compared to Q4 12.

Our effective income tax rate decreased from 27.2% in Q3 13 to 24.2% in Q4 13 due to the an increase in deductions for US share options exercised and an increase in US Research and Development tax credits.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years, all prepared in accordance with IFRS:

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013

Gross revenue	575.3	581.2	566.7	513.2
Net revenue	451.3	484.8	469.4	426.9
Net income	35.7	45.9	36.2	28.4
EPS – basic	0.77	0.99	0.78	0.62
EPS – diluted	0.76	0.98	0.78	0.61

	Dec 31, 2012*	Sept 30, 2012*	Jun 30, 2012*	Mar 31, 2012*

Gross revenue	481.4	479.3	473.4	436.2
Net revenue	390.1	397.4	395.8	370.5
Net income	31.1	34.1	30.8	25.0
EPS – basic	0.68	0.74	0.67	0.55
EPS – diluted	0.67	0.74	0.67	0.55

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly basis and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The following items impact the comparability of our quarterly results:

Gross Revenue (In millions of Canadian dollars)	Q4 13 vs. Q4 12	Q3 13 vs. Q3 12	Q2 13 vs. Q2 12	Q1 13 vs. Q1 12

Increase in gross revenue due to
Acquisition growth	25.9	45.4	56.5	52.8
Organic growth	58.0	48.5	34.6	22.6
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	10.0	8.0	2.2	1.6

Total net increase in gross revenue	93.9	101.9	93.3	77.0

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Q1 13 vs. Q1 12. During Q1 13, net income increased by $3.4 million, or 13.6%, from the same period in 2012, and diluted earnings per share for Q1 13 increased by $0.06, or 10.9%, compared to Q1 12. Net income for Q1 13 was positively impacted by an increase in revenue resulting from acquisitions completed in 2012, and organic revenue grew because of activity in the oil and gas and transportation sectors. Compared to Q1 12, we reported organic growth in all regions and in all practice area units except Buildings.

Net income was negatively impacted by a reduction in gross margin as a percentage of net revenue—from 54.4% in Q1 12 to 54.0% in Q1 13. The decrease occurred in our Industrial, Transportation, and Urban Land practice area units, while Environment and Buildings increased. The decreases in gross margins occurred because of the mix of projects in progress during the quarter, and as our Oil & Gas practice grew, our Industrial practice area unit margins became lower because of the nature of projects in the oil and gas sector. In addition, as we increased our US revenue base in the Urban Land practice area unit, our overall margin was negatively impacted because the margins secured in the United States tend to be lower than those secured in Canada. Also, high-density projects typically have lower margins; therefore, securing more work in this area has impacted Urban Land’s overall margin. Results were positively impacted by an improvement in administrative and marketing expenses as a percentage of net revenue—from 41.5% in Q1 12 to 41.1% in Q1 13—due to a continued focus on managing our costs effectively.

Q2 13 vs. Q2 12. During Q2 13, net income increased by $5.4 million, or 17.5%, from the same period in 2012, and diluted earnings per share for Q2 13 increased by $0.11, or 16.4%, compared to Q2 12. Net income for Q2 13 was positively impacted by an increase in revenue resulting from acquisitions completed in 2012 and 2013, and organic revenue grew because of activity in the oil and gas, environmental services, and transportation sectors. Compared to Q2 12, we reported organic growth in all regions and in all practice area units except Buildings and Urban Land. Our gross margin decreased slightly—from 54.3% in Q2 12 to 54.2% in Q2 13—for the most part due to a reduction in our Buildings practice area unit margin, which was impacted by lower margins recognized on a number of major projects. Administrative and marketing expenses as a percentage of net revenue was 40.0% in both Q2 13 and Q2 12.

Q3 13 vs. Q3 12. During Q3 13, net income increased by $11.8 million, or 34.6%, from the same period in 2012, and diluted earnings per share for Q3 13 increased by $0.24, or 32.4%, compared to Q3 12. Net income for Q3 13 was positively impacted by an increase in revenue because of acquisitions completed in 2012 and 2013, and organic revenue grew because of a robust oil and gas sector, particularly in the midstream industry. Compared to Q3 12, we reported organic growth in all regions and in all practice area units except Buildings. The decrease in gross margin—from 55.0% in Q3 12 to 54.3% in Q3 13—was offset by a decrease in our administrative and marketing expenses as a percentage of net revenue—from 39.7% in Q3 12 to 38.3% in Q3 13. The decrease in gross margin was the result of increased activity related to the pursuit of P3 opportunities in our Buildings practice area unit, in particular in Ontario and British Columbia, as well as a more generally competitive buildings market. During the pursuit phase of P3 opportunities, we perform work for a reduced fee, which we make up if we are successful in securing the project. The decrease in our administrative and marketing expenses as a percentage of net revenue was due to our increased labor utilization, continued focus on managing costs effectively, and improved collection experience.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Balance Sheet

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2012, to December 31, 2013:

(In millions of Canadian dollars)	Dec 31, 2013	Dec 31, 2012*	$ Change	% Change

Total current assets	726.2	583.0	143.2	24.6%

Property and equipment	133.5	115.0	18.5	16.1%
Goodwill	594.8	566.8	28.0	4.9%
Intangible assets	78.9	85.7	(6.8)	(7.9%)
Investments in joint ventures and associates	5.0	5.3	(0.3)	(5.7%)
Other financial assets	83.2	63.7	19.5	30.6%
All other assets	46.6	44.7	1.9	4.3%

Total assets	1,668.2	1,464.2	204.0	13.9%

Current portion of long-term debt	37.1	42.9	(5.8)	(13.5%)
Provisions	12.0	14.9	(2.9)	(19.5%)
Other liabilities	9.8	8.7	1.1	12.6%
All other current liabilities	348.1	274.3	73.8	26.9%

Total current liabilities	407.0	340.8	66.2	19.4%

Long-term debt	200.9	256.4	(55.5)	(21.6%)
Provisions	49.5	37.0	12.5	33.8%
Other liabilities	58.0	42.8	15.2	35.5%
All other liabilities	60.2	60.1	0.1	0.2%
Equity	892.6	727.1	165.5	22.8%

Total liabilities and equity	1,668.2	1,464.2	204.0	13.9%

* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment increased because of the number of leasehold and furniture improvements made to various offices. Goodwill increased as a result of additions from acquisitions as well as changes in foreign exchange, as explained below. Intangible assets decreased due to depreciation and was partly offset by the renewal of agreements for AutoCAD, Microsoft, and our enterprise management system software in the year. Investments in joint ventures and associates decreased due to dividends received in the year. Other financial assets increased mainly due to a $24.9 million increase in investments held for self-insured liabilities.

Total current and long-term debt decreased because of payments made on our notes payable from acquisitions, lease financing obligations, and revolving credit facility. In total, current and long-term provisions increased mainly because of an $11.2 million increase in provisions for self-insured liabilities due to the timing of the recognition of the liabilities and their ultimate settlement. Other liabilities increased as a result of an $8.0 million increase in lease inducement benefits for leasehold improvements at various offices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Overall, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased because of the weakening of the Canadian dollar from US$1.01 at December 31, 2012, to US$0.94 at December 31, 2013.

Goodwill

In accordance with our accounting policies, described in note 4 of our audited consolidated financial statements, we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

We allocate goodwill to our cash generating units (CGUs), which are also our operating segments. CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. We defined our CGUs as Canada, the United States, and International. As a Company, we are constantly evolving and continuing to expand into different geographic locations. As we evolve, we regularly review our corporate and management structure to ensure our operations are organized into logical units, particularly for making operating decisions and assessing performance. If we determine that our corporate and management structure should change, we review our definitions of CGUs and reportable segments. We do not allocate or monitor goodwill to our practice area units.

On October 1, 2013, and October 1, 2012, we performed our annual goodwill impairment test. Based on the results of this test, we concluded that the recoverable amount of our CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

Valuation techniques

When performing our goodwill impairment test, we compare the recoverable amount of our CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statement of financial position and recognized as a non-cash impairment charge in income. We estimate the recoverable amount by using the fair value less costs to sell approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions. We use cash flow projections from financial forecasts approved by senior management covering a five-year period. For our October 1, 2013, and October 1, 2012, impairment test, we discounted our CGU cash flows using after-tax discount rates ranging from 10.0% to 12.0%. To arrive at cash flow projections, we use estimates of economic and market information as described in Critical Accounting Estimates in the Critical Accounting Estimates, Developments, and Measures section of this report.

Sensitivity

The calculation of fair value less costs to sell for all of our CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.
•	Discount rates—reflecting investors’ expectations when discounting future cash flows to a present value—that take into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU for which future estimates of cash flows have not been adjusted.
•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

At October 1, 2013, the recoverable amount of our Canadian and US CGUs exceeded the carrying amount. For the assessment of fair value less costs to sell, we believe that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of the Canadian or US CGU to materially exceed its recoverable amount.

Liquidity and Capital Resources

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to Cautionary Note Regarding Forward-Looking Statements at the end of this report. We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350-million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Core Business and Strategy section of this report) reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital through the issuance of common shares. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Our investments held for self-insured liabilities include bonds, equities, and term deposits, and to some extent, we mitigate the risk associated with these financial instruments through the overall quality and mix of our investment portfolio.

Working Capital

The following table shows summarized working capital information as at December 31, 2013, compared to December 31, 2012:

(In millions of Canadian dollars, except ratio)	2013	2012*	$ Change

Current assets	726.2	583.0	143.2
Current liabilities	(407.0)	(340.8)	(66.2)
Working capital (Note)	319.2	242.2	77.0
Current ratio (Note)	1.78	1.71	n/a

Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this report.

* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Current assets increased mainly due to a $102.3 million increase in cash and cash equivalents. Trade and other receivables and unbilled revenue increased by $26.4 million as a result of our acquisition and organic growth in the year. Despite our growth in the year, investment in trade and other receivables and unbilled revenue decreased from 91 days at December 31, 2012, to 86 days at December 31, 2013. Current assets also increased because of a $5.0 million increase in income taxes recoverable, a $4.6 million increase in prepaid expenses, and a $3.7 million increase in other financial assets that resulted mainly from an increase in the current portion of investments held for self-insured liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Current liabilities increased primarily because of a $47.4 million increase in trade and other payables. The increase in trade and other payables resulted from increased activity, higher payroll accruals due to an increase in employee numbers, and an increase in bonuses payable. As well, billings in excess of costs increased $17.0 million, and income tax payable increased $9.0 million. These were partly offset by a $2.9 million decrease in current provisions and a $5.8 million decrease in the current portion of long-term debt due to a reduction in notes payable from acquisitions.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars)	2013	2012	$ Change

Cash flows from operating activities	272.1	180.6	91.5
Cash flows used in investing activities	(117.4)	(143.2)	25.8
Cash flows used in financing activities	(54.2)	(31.3)	(22.9)

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Cash Flows from Operating Activities

Cash flows from operating activities are impacted by the timing of payroll and acquisitions—in particular, the timing of payments of acquired trade and other payables, including employee annual bonuses. The $91.5 million increase in cash flows from operating activities was the result of increased cash receipts from clients due to our acquisitions and organic growth and a decrease in interest paid on notes payable for prior acquisitions.

These increases in cash flows were partly offset by more cash paid to employees because of an increase in the number of employees in 2013 compared to 2012 and an increase in bonuses and restricted share units paid. In addition, cash paid to suppliers increased due to acquisitions and organic growth. Income tax paid was higher since our final tax payment relating to 2012 was higher than the prior year and our installment base for 2013 was higher than for 2012; this was partially offset by a higher Canadian income tax refund received in 2013 compared to 2012.

Cash Flows Used in Investing Activities

Cash flows used in investing activities decreased in 2013 compared to 2012 due to a reduction in cash used for business acquisitions and a reduction in the payment of notes payable for prior acquisitions. In 2013, we used $43.5 million in cash for business acquisitions and the payment of notes payable, compared to $102.0 million used in the same period in 2012. Also contributing to the decrease in cash flows used in investing activities was a $2.0 million increase in dividends from investments in joint ventures and associates and a $4.6 million decrease in the purchase of intangible assets because we purchased AutoCAD software in the first quarter of 2012. These decreases in cash flows used in investing activities were partly offset by a $30.0 million increase in the purchase of property and equipment in 2013 compared to 2012 (further described below).

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $57.1 million in 2013 compared to $31.7 million in 2012. Contributing to the higher spending in 2013 was an increase in spending for leasehold and furniture improvements made to various office locations. Our capital expenditures

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

during 2013 were financed by cash flows from operations. We expect our total capital and software expenditures in 2014 to be approximately $60.0 million, excluding capital assets acquired from acquisitions. In 2014, we plan to continue to invest in enhancements to our business information systems to optimize and streamline our business processes and prepare for continued growth.

Cash Flows Used in Financing Activities

Cash flows used in financing activities increased mainly due to the net outflow in 2013 of $34.6 million to repay our revolving credit facility—compared to a net outflow of $11.7 million to repay our revolving credit facility in 2012. As well, there was a $9.2 million increase in cash outflows for the payment of dividends in 2013 compared to 2012. In 2013, dividends were paid on January 17, April 18, July 18, and October 17. These increases in outflows were partly offset by a $6.3 million increase in cash inflows from the issuance of shares from employees exercising their share options.

Capital Structure

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5. Our net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At December 31, 2013, our net debt to EBITDA ratio was 0.36. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

During 2013, we extended the maturity of our existing $350-million revolving credit facility to August 31, 2017. This credit facility allows us access to an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, LIBOR, or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 145 for Canadian prime and US base rate loans and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. At December 31, 2013, $297.8 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. Specifically, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR (earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs) to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report. We were in compliance with all these covenants as at and throughout the period ended December 31, 2013.

We have a bid bond facility, expiring on August 31, 2017, in the amount of $10 million that allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2013, $7.0 million had been issued under this bid bond facility, expiring at various dates before November 2014.

Shareholders’ Equity

Our shareholders’ equity increased by $165.6 million in 2013 and by $100.1 million in 2012. The following table summarizes the reasons for these increases:

(In millions of Canadian dollars)	2013	2012

Beginning shareholders’ equity	727.0	626.9

Net income for the year	146.2	121.0
Currency translation adjustments	26.1	(8.2)
Net unrealized gain on financial assets	5.0	1.8
Net realized gain on financial assets transferred to income	(0.6)	-
Recognition of fair value of share-based compensation	3.8	2.8
Share options exercised for cash	16.5	10.2
Dividends declared	(30.6)	(27.5)
Purchase of non-controlling interests	(0.8)	-

Total change	165.6	100.1

Ending shareholders’ equity	892.6	727.0

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

During 2013, we recorded a $26.1 million foreign exchange gain in our currency translation adjustments in other comprehensive income compared to an $8.2 million loss in 2012. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. We do not hedge for this foreign exchange translation risk. The gain recorded during 2013 was caused by the weakening of the Canadian dollar—from US$1.01 at December 31, 2012, to US$0.94 at December 31, 2013. The loss recorded during 2012 was a result of the strengthening of the Canadian dollar—from US$0.98 at December 31, 2011, to US$1.01 at December 31, 2012.

We hold investments for self-insured liabilities consisting of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. The change in the fair value of these investments was a $5.0 million gain in 2013 and a $1.8 million gain in 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Our board of directors grant share options as part of our incentive programs. In 2013, our board granted 455,000 (in 2012, 375,500) share options to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of seven years from the grant date. Share options exercised in 2013 generated $16.5 million in cash compared to $10.2 million in 2012.

Our board of directors declare dividends to common shareholders. Our board declared dividends of $30.6 million in 2013 compared to $27.5 million in 2012.

Other

Outstanding Share Data

At December 31, 2013, there were 46,576,132 common shares and 1,305,415 share options outstanding. From December 31, 2013, to February 26, 2014, no share options were granted, 48,250 share options were exercised, and 3,667 share options were forfeited. At February 26, 2014, there were 46,624,382 common shares and 1,253,498 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at December 31, 2013:

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	229.3	32.3	90.7	106.1	0.2
Interest on debt	22.9	7.7	11.2	4.0	-
Operating leases	548.8	100.3	178.5	129.0	141.0
Finance lease obligation	9.4	5.1	4.3	-	-
Purchase and service obligations	19.7	7.5	10.9	1.3	-
Other obligations	20.3	3.3	2.8	0.2	14.0

Total contractual obligations	850.4	156.2	298.4	240.6	155.2

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 16 and 19 in our audited consolidated financial statements for the year ended December 31, 2013, incorporated by reference herein.

Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit plan and restricted share unit plans. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Off-Balance Sheet Arrangements

As of December 31, 2013, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $1.2 million that expire at various dates before January 2015. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also have a surety facility to enable, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2013, $4.7 million in bonds were issued under this agreement and expire at various dates before April 2020. In addition, we have a bid bond facility that allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2013, $7.0 million was issued under this bid bond facility, expiring at various dates before November 2014.

During 2009, we issued a guarantee up to a maximum of US$60.0 million for project work with the US federal government. If the guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. At December 31, 2013, $155,000 of this guarantee had been exercised, but we have not made any payments under this guarantee and no amounts have been accrued in our audited consolidated financial statements with respect to the guarantee. This guarantee expires on July 15, 2014.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. In addition, we indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnification agreements will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

Fair value. As at December 31, 2013, we value and record our financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in finance income, and dividends are recorded in other income.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method (EIR), with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in finance costs.

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and other valuation models. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values.

Market risk. We are exposed to various market factors that can affect our performance, primarily with respect to currency and interest rates.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	A significant portion of our revenue and expenses is generated or incurred in US dollars; therefore, we are exposed to fluctuations in exchange rates. To the extent that
•	US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations
•	US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact on our income from operations

This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. We do not hedge for this foreign exchange translation risk.

2.	Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based subsidiaries or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

3.	Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian operations and non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching US-dollar foreign currency assets with US-dollar foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities. At December 31, 2013, due to a slight net exposure, a $0.01 increase or decrease in the exchange rates, with all other variables held constant, would have had an immaterial impact on our net income for the year.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility carries a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. We estimate that, based on our loan balance at December 31, 2013, a 0.5% increase in interest rates (with all other variables held constant) would have an immaterial impact on our basic earnings per share for the year.

We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our $125 million in senior secured notes have fixed interest rates until they are due—$70 million at 4.332% due on May 10, 2016, and $55 million at 4.757% due on May 10, 2018. Since these have fixed rates, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have management agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. Based on these management agreements, we have assessed that we have control over the relevant activities, we are exposed to variable returns, and we can use our power to influence the variable returns; therefore, we control these entities and have consolidated them in our consolidated financial statements. We receive a management fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Transactions among subsidiaries and structured entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated.

From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. A joint arrangement is classified as either a joint venture or joint operation, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint ventures provide us with rights to the net assets of the arrangement. Joint operations provide us with rights to individual assets and obligations.

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We use the equity method of accounting for our associated companies and joint ventures. We account for joint operations by recognizing our share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in our consolidated financial statements. The total amount of dividends and distributions received from our joint ventures was $2.7 million during 2013. Dividends and distributions received from our associated companies were immaterial during 2013.

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company and include our CEO, COO, CFO, and senior vice presidents. Total compensation to key management personnel and directors recognized as an expense during 2013 was $19.1 million (during 2012, $13.9 million).

From time to time, we guarantee the obligations of subsidiaries or structured entities regarding lease agreements. In addition, from time to time, we guarantee subsidiaries’ or structured entities’ obligations to a third party pursuant to an acquisition agreement. (Transactions with subsidiaries, structured entities, associated companies, and joint ventures are further described in notes 13 and 30 of our 2013 audited consolidated financial statements and are incorporated by reference herein.)

Outlook

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements section. The following table summarizes our expectations for the coming year:

Measure	2014 Target Range

Gross margin as % of net revenue	Between 54% and 56%
Administrative and marketing expenses as % of net revenue	Between 40% and 42%
EBITDA as % of net revenue	Between 13% and 15%
Net income as % of net revenue	At or above 6%
Effective income tax rate	At or below 28.5%
Return on equity (notes 1 and 3)	At or above 14%
Net debt to EBITDA (notes 2 and 3)	Below 2.5

note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of the last four quarters.

note 2: Net debt to EBITDA ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

note 3: Return on equity and net debt to EBITDA are non-IFRS measures and are discussed in the Definitions section of this report.

We lowered the targeted range for gross margin as a percentage of net revenue from between 54.5% and 56.5% in 2013 to between 54% and 56% for 2014. We also lowered the targeted range for administrative and marketing expenses as a percentage of net revenue from between 41% and 43% in 2013 to between 40% and 42% for 2014. All other targets remained the same. We lowered these two targets due to the current mix of projects, particularly, the increase in project activity in our Energy & Resources business operating unit. We also added the new target of EBITDA as a percentage of net revenue between 13% and 15% since we use this measurement as part of our overall assessment of our operating performance.

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Actual performance will fluctuate depending on the mix of clients and projects and the number of acquisitions completed in a year. Some targets, such as net debt to EBITDA, could be impacted and potentially exceeded by completing an opportune larger acquisition that increases our debt level above our target for a period of time.

The diverse infrastructure and facilities market consists of many sectors and industries in both the public and private sectors. Clients within this market require services from multiple disciplines and areas of expertise for projects of varying complexities across the project life cycle. In North America, our principal area of operation, design-related revenue for the infrastructure and facilities market is approximately US$95 billion—our market share is approximately 2%. Market size is affected by many factors, including capital spending plans of private sector clients, government allocations to infrastructure, and the range of alternative delivery models in certain sectors. Our footprint in Latin America, India, the Caribbean, the Middle East, and the United Kingdom provides an additional, although small, presence in international markets.

In 2014, we have an overall moderate growth outlook for professional services in our key sectors in North America. When determining our overall outlook, we considered the following expectations:

•	Greater strength in the private sector markets than the public sector markets
•	Continued improvement in the United States as we build a top-tier position
•	Energy and resource development in Canada to remain robust, supporting industries and geographies that relate to or benefit from these sectors
•	Consolidated margins may continue to be impacted by an increase in the relative size of our oil and gas business
•	Support for the alternative project delivery approaches, including P3s, will continue in Canada and will present new opportunities in the United States.

The overall outlook for our International operations is moderate growth as we continue to organically build our experience and presence. We base our overall outlook on a variety of factors, including the material factors described below.

Geographic Outlook

Canada

We believe that our Canadian operations will achieve moderate organic gross revenue growth in 2014. Economic conditions in Canada are faring well during this period of slow global economic growth.

Private sector: Activity in the energy sector has increased, primarily because commodity prices have remained at relatively high historic levels. Many clients, particularly in the midstream industry, require large capital expenditure plans because of their need for market diversification and transport infrastructure for their energy products. This has a positive spillover to other sectors, such as urban development. Considering the cost pressure and labor constraints in some disciplines, the current level of growth may not prove to be a sustainable pace for developing the energy and resource sectors over the long term.

Public sector: The fiscal situation of the federal and most provincial governments limits the likelihood of significant increases in public infrastructure funding in 2014. P3 activity in 2014 is expected to be at similar levels as 2013. We anticipate that a constrained public spending environment will continue.

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Other factors: Overall, real GDP is projected to grow 2.5% in 2014, according to the Bank of Canada. The following factors support our outlook of moderate organic gross revenue growth:

•	Real GDP is expected to increase slightly, demand from private business is increasing, and government funding is essentially flat. Most economic indicators (excluding energy and resources) remain mixed, which leaves some risk of decline, especially if global conditions worsen.

•	The Bank of Canada overnight rate target is currently at 1.0% and is expected to remain low in 2014.

•	The World Bank expects that in 2014 metal prices will remain similar to current levels. Overall, weakness in metals prices suggests that large capital projects for mining firms may remain slow as firms manage spending in accordance with market risk.

•	The Energy Information Administration projects a moderate increase in energy prices in 2014 due to a continuing global demand. The increasing supply in North America, along with relatively stable energy prices, suggests that capital expenditure by energy firms will continue in North America.

•	The tight fiscal positions of federal and provincial governments have forced a review of budget allocation priorities. In some jurisdictions, general constraints on spending will continue to affect investment in public infrastructure, though both the impact and timing remain uncertain.

•	The Canadian dollar has recently depreciated to nearly $0.90. The Bank of Canada estimates the Canada/US exchange rate average will remain near current levels throughout the year.

•	The public continues to be aware of environmental issues. Governments continue to discuss climate change, although little change is expected in the regulatory environment while economic and development issues remain in focus. But increased awareness can have numerous effects: moving towards responsible industrial development, pursuing sustainable design, improving water distribution and treatment, and reducing the ecological footprint.

•	The strength of Canada’s resource-based economy and its limited political risk are attracting the attention of many US and international competitors. This increases competitive pressure, especially in the P3 market, and this pressure is expected to continue in 2014.

•	The Canadian Mortgage and Housing Corporation suggests that total housing starts will remain stable—from 187,923 in 2013 to 187,300 in 2014—with single family housing starts also remaining similar to 2013.

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United States

We believe that our US operations will achieve moderate organic gross revenue growth in 2014. Overall, economic growth has improved more slowly than anticipated in the United States. The US Congressional Budget Office projects real GDP growth to be 2.6% in 2014. We believe the outlook for the private sector is more favorable than for the public sector, which remains plagued by budget constraints and uncertainty due to ongoing political and regulatory discussion at a federal level. These factors limit long-term fiscal clarity, affecting client and public confidence and the level of capital investment.

Private sector: A number of factors indicate a strengthening economy and offer support for a stronger recovery in 2014, especially in regions supported by resource activity. These factors include a decrease in unemployment rates, a slowly reviving housing market, an increase in auto and equipment sales, an increase in capital spending, and record low interest rates.

Generally, investment activity by clients is proceeding at a moderate pace. Many clients are remaining in a “wait and see” mode with their long-term programs, pending clarity in funding for infrastructure-related activities and direction related to environmental and business priorities.

Public sector: Higher taxes and broad spending cuts at a federal level have influenced the market and business confidence overall, even though increasing state and municipal tax receipts contributed to a more positive fiscal situation. But we do see that alternative project delivery is emerging as a solution to US infrastructure funding issues, and we expect to be well positioned to bring our Canadian expertise into the much larger US market. When this will happen is yet to be determined, especially considering that we must ensure adequate process transparency and a sufficient number of projects.

Other factors: The United States remains a very large market; we expect our performance will gradually improve throughout 2014. The following factors support our outlook of moderate organic gross revenue growth:

•	Housing activity is expected to increase in 2014, with the seasonally adjusted annual rate recovering to 1,146,000 from 921,000 in 2013.

•	In recent months, the Architecture Billings Index from the American Institute of Architects has remained consistently positive, reporting above 50.0, which suggests improved demand for design services.

•	At the US federal level, adjustments made to rebalance the budget and develop a sustainable long-term plan for the deficit and debt may negatively impact public infrastructure spending. Although they are recovering, states and municipalities are still experiencing budget pressures and seeking innovative solutions for funding infrastructure. An increase in alternative project deliveries, special levees, and user-paid approaches may affect the market.

•	The healthcare bill implementation, new regulations for emissions and water treatment, the extension of the expiring transportation bill, and other uncertainties are impacting clients. They are less willing to consider infrastructure rehabilitation or construction projects. Any governmental priorities and regulations that do emerge will affect opportunities in 2014.

•	Environmental issues continue to be a focus area, with key industrial projects receiving strong public attention. Regulatory and permitting changes for industrial sectors will continue and will influence resource management and environmental compliance and monitoring. Current political attention on the general economy suggests that major changes, such as climate change regulations, are unlikely in 2014.

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•	Strong energy prices and the move toward energy independence mean that the shale gas industry will likely continue growing in 2014, particularly in liquids-rich areas. We may have the opportunity to implement strategies that will result in organic growth, especially in the areas of environmental services, site infrastructure design, transmission, and water treatment. However, this busy market ensures our competitors are striving to do the same.

In the United States we are seeing increased benefits from a diverse service mix and an increasingly mature presence. As we continue to build our strong local presence and support projects and developments in communities where we have significant critical mass, we expect to have more opportunities and to better leverage our economies of scale.

International

We believe that our International operations will achieve moderate organic gross revenue growth in 2014. These operations currently make up a small percentage of our business. Most of the International business falls within our Buildings business operating unit, although we are also active in the mining and urban development sectors.

In 2014, we anticipate that opportunities in the mining sector may fluctuate as a result of the cyclical nature of this business. To offset any decrease in opportunities, we expect to apply our global expertise in sectors such as healthcare, water, and urban development and into geographic areas where we currently have a developing presence.

The following factors support our outlook of moderate organic gross revenue growth:

•	Public and private sector spending has been globally affected by the economic slowdown. Strength in emerging markets is moderating, and a majority of developed economies are slowing recovering.
•	Our emerging global presence means success depends on establishing our position and executing our current work effectively.
•	The World Bank forecasted that for 2014 GDP growth is 6.2% for India, 2.8% for the Middle East, 2.9% for Latin America and the Caribbean regions, and 1.1% for the Euro area.

Business Operating Unit Outlook

Buildings

We believe that organic gross revenue growth for our Buildings business operating unit will remain stable in 2014. Overall, the buildings industry remains cautious, and while we expect to recover from the levels of previous years because of our top-tier positioning and global expertise—especially in healthcare, education, and airports—that recovery may not take place in 2014.

We established our outlook based on our expectations, which are listed below:

•	We expect the pipeline of P3 projects to be released in the healthcare sector will remain stable in Canada, and we will continue to secure our share of projects in a highly competitive environment. In the United States, we expect to be well positioned as clients adjust to the implications of the Patient Protection and Affordable Care Act.

•	We anticipate that our capabilities, national reach, and integrated service offerings will enable us to continue our national retail rollout projects in the commercial sector, particularly in Canada.

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•	We believe the education market will continue to improve in Canada alongside stronger economic growth, and the improving outlook for endowment funds in the United States suggests that colleges and universities may have more capital for infrastructure investments.

•	We anticipate the highly competitive landscape for Industrial Buildings & Facilities will remain stable, and the trend for P3 procurement of maintenance, operations, and storage facilities will continue.

•	We expect the airport sector will remain stable, and we will continue to win projects in this sector due to our strong positioning as well as our expertise across our geographic platform.

Energy & Resources

We anticipate moderate organic gross revenue growth in our Energy & Resources business operating unit for 2014. The rate of growth may moderate primarily because of the robust growth in 2012 and 2013 and anticipated labor constraints moving forward.

We established our outlook based on our expectations, which are listed below:

•	We expect energy prices will remain stable and continue to support the capital spending plans of our oil and gas clients. Furthermore, we believe the pace of midstream activity in the oil and gas sector will remain strong because of the expected price differentials between international and Canadian markets. As well, the movement toward shale resources in the United States will continue to support the need for more transmission and export-related infrastructure.

•	We anticipate that the power sector to be moderately soft in 2014 because of a lack of clarity in emission regulations and the slowdown of renewable generation activity resulting from a reduction in government subsidies and programs.

•	We believe that environmental regulations in the oil and gas and mining sectors will continue to increase. Stakeholder management will remain crucial to project approval, a driver for our front-end permitting and environmental services.

•	We expect commodity prices relating to mining will remain relatively low with challenging financial markets continuing to affect some clients’ access to capital and spending. We expect our clients—major mining companies—will remain focused on commodities, such as potash, that have strong economic and long-term prospects. Also, we believe our strong relationships and position in the mining sector will continue to support our performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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Infrastructure

In 2014, we expect moderate organic gross revenue growth in the Infrastructure business operating unit. We expect that a gradual continuation of long-term trends—in particular, population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, urban development, and transportation services.

We established our outlook based on our expectations, which are listed below:

•	We expect public infrastructure funding will remain relatively stable across North America. We anticipate that geographies impacted by population growth or benefiting from significant energy and private sector development will experience greater infrastructure demands in the transportation, urban development, and water sectors.

•	We believe the urban development sector, primarily dependent on residential housing activity, will remain stable in Canada and continue to improve in the United States. Continued diversification of the urban development sector will better position us to respond to re-urbanization trends and provide opportunities to leverage cross-company expertise to support retail and municipal clients.

•	In transportation, we expect state, provincial, and municipal budgets will provide a stable level of funding, and P3 opportunities will remain moderate in 2014 in a competitive environment. In the United States, a new or extended transportation bill will emerge when the current 27-month funding expires in 2014. This will support our transportation business.

•	We anticipate that capital spending will remain stable for our municipal water business because of increased regulation, aging infrastructure, and population growth. Growth—driven by increasing demand for water resource management and industrial treatment services in the areas of mining, oil and gas, and power—is likely.

Overall Outlook

We believe that our overall outlook for 2014 is a moderate increase in organic revenue, with an approximate 4.0% targeted increase compared to 2013. This revenue will be generated mainly in regions and sectors where we have strong community presence as a top-tier service provider.

We expect the economic environment will continue to modestly improve; however, negative pressures, such as increased competition, margin compression, project delays, and fiscal rebalancing, are lingering. Because of the diversity of our operations, the mix of our clients, the flexibility of our business model, and our positioning to work effectively in local communities and on national opportunities, we believe that we will continue to operate our business efficiently, to adapt our business to changing economic conditions, and to position ourselves for growth in a very large infrastructure and facilities market.

Compared to 2013, the 2014 organic gross revenue outlook for our Buildings business operating unit is stable and our Energy & Resources and Infrastructure business operating units are moderate growth.

Going forward, we expect to achieve a long-term average annual compound growth rate for gross revenue of 15%. We have met or exceeded 15% each year since our initial public offering in 1994. This continued growth results from successfully executing our strategy. This growth allows us to enhance the depth of our expertise, broaden our service offerings, increase our geographic presence in communities across North America, provide expanded opportunities for our employees, and leverage our integrated management systems. Further

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maximizing the critical mass and maturity we have achieved in certain practice areas and geographic locations also enables us to increase our business with key clients and sell our services across local markets.

Our ability to expand 15% annually depends on our strategic efforts to grow organically and the availability of acquisition opportunities. We do not expect to encounter constraints when looking for available acquisition candidates, given our past success and the trend in our industry—smaller firms wanting to join larger and more stable organizations. At any particular time, we discuss consolidation opportunities with many firms. Since we want an appropriate cultural fit and complementary services that can provide an accretive transaction, the acquisition process can extend over months, even years.

To establish our budgets for 2014, we

•	Assumed that compared to the US dollar, the Canadian dollar would weaken and be slightly below the US dollar throughout the year.
•	Assumed that the average interest rate would remain relatively stable in 2014 compared to 2013.
•	Considered the tax rates substantially enacted at December 31, 2013, for the countries in which we operate (primarily Canada and the United States) to establish our effective income tax rate.
•	Expect to support our targeted level of growth using a combination of cash flows from operations and borrowings. Under certain market conditions, we will also consider issuing common shares.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make various judgments, estimates, and assumptions. The notes to our December 31, 2013, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important because they require the most difficult, subjective, and complex management judgments. However, because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Cautionary Note Regarding Forward-Looking Statements and Risk Factors sections of this report.

Revenue and Cost Recognition Estimates on Contracts. We account for our revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and would affect our revenue and unbilled revenue.

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Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability to collect on our trade receivables. To arrive at our allowance for doubtful accounts, we use estimates that are based on the age of the outstanding receivables and on our historical collection and loss experience. Future collections of receivables that differ from our current estimates would affect the results of our operations in future periods as well as our trade receivables and administrative and marketing expenses.

Provision for Self-Insured Liabilities. We self-insure certain risks, including professional liability, automobile liability, and employment practices liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques when determining the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase our self-insured liability and reported expenses.

Share-Based Payment Transactions. We measure the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. We have chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions.

Estimating fair value also requires determining and making assumptions about the most appropriate inputs to the valuation model, including volatility in the price of our shares, a risk-free interest rate, and the expected hold period to exercise. The expected volatility is based on the historical volatility of our shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option.

We also estimate our forfeiture rate for equity-settled transactions based on historical experience to determine the compensation expense arising from the share-based awards. Changes to the estimates are reflected in the period in which they are made and would affect our administrative and marketing expenses, share capital, contributed surplus, and other liabilities. During 2013, we issued share options, deferred share units, and restricted share units.

Business Combinations. In a business combination, we may acquire the assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment when determining the fair values assigned to the acquired tangible and intangible assets (e.g., backlog, client relationships, and favorable and unfavorable leases) and the liabilities assumed on the acquisition. Determining these fair values involves a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earning multiples. If our estimates or assumptions change prior to finalizing the fair value of assets acquired and liabilities assumed for a transaction, a revision to fair values may impact our net income in future periods. We are currently in the process of finalizing the fair value of assets acquired and liabilities assumed for the IBE, JDA, and CGL acquisitions.

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Impairment of Non-Financial Assets. On October 1 of each year, we conduct our annual goodwill impairment test. We conduct the test more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment date and December 31. We review our intangible assets at each reporting period to determine whether there is an indication of impairment. If an indication exists, the recoverable amount is estimated and compared to the carrying amount.

The methodology we use to test for goodwill and intangible impairment includes significant judgments, estimates, and assumptions. Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of such data, other valuation techniques can be used to estimate fair value less costs to sell. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that we are not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

The recoverable amount, when based on a discounted cash flow methodology, is most sensitive to the discount rate used, as well as the expected future cash inflows and the growth rate used for extrapolation purposes. To arrive at cash flow projections, we use estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Note 11 in our 2013 audited consolidated financial statements, which provides more detail about our goodwill impairment test, is incorporated by reference.

We performed our annual goodwill impairment test as at October 1, 2013. Based on the results of the test, management concluded that the recoverable amount of its CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our share price, increases our weighted-average cost of capital, or changes valuation multiples or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual testing periods. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our CGUs to be impaired. These impairments are non-cash charges that could have a material adverse effect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants, and would not have an impact on future operations.

Fair Value of Financial Instruments. Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets, if possible, but when this is not feasible, judgments are required to establish fair values. Judgments include considerations of inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and reported expenses and income.

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Taxes. Uncertainties exist when interpreting complex tax regulations and the amount and timing of deferred taxable income. Our income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. Our effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities.

Our income tax expense reflects an estimate of the cash taxes we expect to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, our expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Such differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. On a regular basis, we assess the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from the deferred tax depreciation of capital assets, and we adjust the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be used. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an adjustment in future periods that would increase or decrease our deferred income tax asset or liability and increase or decrease our income tax expense.

Interests in Other Entities. We determine whether we control another entity by making judgments about

•	What the relevant activities of that entity are
•	Whether we have the power to direct those activities
•	Whether we are exposed to variable returns of the entity

We assess whether we have control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, we make judgments to determine if the arrangement is a joint venture or joint operation, including whether we have rights to the individual assets or liabilities or to the net assets of the entity and whether unanimous consent is required in making decisions about relevant activities.

Accounting Developments

Recently adopted

Effective January 1, 2013, we adopted the following standards and amendments:

•	IFRS 7 Financial Instruments: Disclosures (IFRS 7) – offsetting financial assets and liabilities (amended)
•	IFRS 10 Consolidated Financial Statements (IFRS 10)
•	IFRS 11 Joint Arrangements (IFRS 11)
•	IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
•	IFRS 13 Fair Value Measurement (IFRS 13)
•	IAS 1 Presentation of Financial Statements (IAS 1) (amended)
•	IAS 19 Employee Benefits (IAS 19) (amended)
•	IAS 27 Separate Financial Statements (IAS 27) (amended)
•	IAS 28 Investments in Associates and Joint Ventures (IAS 28) (amended)
•	Annual Improvements (2009–2011 Cycle)

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The adoption of these new standards and amendments did not have an impact on internal controls over financial reporting, disclosure controls and procedures, and business activities including debt covenants, key performance indicators, and compensation plans.

Amendments to IAS 19

Amendments to this standard require termination benefits outside of a wider restructuring to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as other restructuring costs.

Amendments to IAS 27

The amended standard contains accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when the entity prepares separate financial statements. The consolidation portion of this standard was removed upon amendment due to the issuance of IFRS 10.

Amendments to IAS 28

The amended standard sets out the accounting for investments in associates and the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

Amendments to IFRS 7

Amendments to this standard require disclosure of information that will allow financial statement users to assess the impact of an entity’s netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and liabilities on the entity’s statement of financial position.

Annual Improvements (2009–2011 Cycle)

The IASB issued Annual Improvements (2009–2011 Cycle) to make necessary but non-urgent amendments to the following: IFRS 1 First-time Adoption of IFRS (IFRS 1); IAS 1 Presentation of Financial Statements; IAS 16 Property, Plant, and Equipment (IAS 16); IAS 32 Financial Instruments: Presentation; and IAS 34 Interim Financial Reporting.

The impact of adopting the amendments to IAS 19, 27, and 28, IFRS 7, and the Annual Improvements (2009–2011 Cycle) did not have a material impact on our financial position or performance. IAS 27 and 28 were amended to move disclosure requirements regarding interests in other entities to the new IFRS 12.

IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on our financial position or performance; however, they result in additional disclosure.

Effective January 1, 2013, we applied IFRS 10 and 11, which resulted in a change in our accounting policies and a retrospective restatement of previous consolidated financial statements. Therefore, we consistently applied the same accounting policies throughout all periods presented in our 2013 audited consolidated financial statements as if these policies had always been in effect. Following is a description of the nature of and effect on our financial position and performance of adopting IFRS 10 and 11, as well as a description of IFRS 13 and amendments to IAS 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

a)	Changes in Accounting Policy and Impact on Financial Results

Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities, including structured entities (formerly called special purpose entities). IFRS 10 changes the definition of control such that a company determines whether it controls another entity by making judgments about what the relevant activities of the entity are and which party or parties have the power to direct those activities, as well as whether the company is exposed to variable returns of the entity and can use its power to influence the variable returns. In the case of joint arrangements, a company makes judgments to conclude if joint control exists by reviewing whether unanimous consent is required to make decisions about relevant activities.

In adopting IFRS 10, we reviewed the terms and conditions of agreements where we had an interest in another entity to determine whether we had control, joint control, or significant influence over the entity as at January 1, 2013. The adoption of the new control concept did not result in a material change to the consolidation conclusion for our subsidiaries or structured entities, but did result in classification changes to certain associated entities and investments in joint arrangements (further explained under the discussion of IFRS 11 in the paragraph below).

Joint Arrangements and Investments in Associates and Joint Ventures

Under IFRS 11, joint arrangements must be classified as either joint operations or joint ventures. The Company makes judgments to determine if the arrangement is a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide a company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

In adopting IFRS 11, we can no longer use the proportionate consolidation method to account for joint ventures. Instead, joint ventures must be accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting has not changed from the description provided in note 4 of our 2012 audited consolidated financial statements. For a joint arrangement classified as a joint operation, we are required to recognize our share of assets, liabilities, revenues, and expenses of the joint operation and combine them line by line with similar items in our consolidated financial statements.

As a result of the retrospective application of IFRS 10 and 11, we restated certain line items in our 2012 consolidated statements of financial position and consolidated statements of income. In particular, proportionate consolidation was removed. Also, after completing a review of our joint arrangements, the categorization of certain entities was changed to joint venture, joint operation, or associate, and the applicable accounting method was applied.

The adoption of IFRS 10 and 11 had an immaterial impact on our January 1, 2012, and December 31, 2012 consolidated statements of financial position, as well as an immaterial impact on our 2012 retained earnings, basic and diluted earnings per share, and operating, investing, and financing cash flows. The following table summarizes the significant adjustments made to our consolidated statements of income for the year ended December 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

	Year Ended December 31, 2012
(In millions of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Gross revenue	1,882.9	(12.6)	1,870.3
Subconsultant and other direct expenses	326.5	(10.0)	316.5

Net revenue	1,556.4	(2.6)	1,553.8
Direct payroll costs	700.8	(1.2)	699.6

Gross margin	855.6	(1.4)	854.2
Administrative and marketing expenses	633.2	(1.1)	632.1
Share of income from joint ventures and associates	(1.8)	(0.2)	(2.0)
Income taxes (current)	44.7	(0.2)	44.5

Overall impact on net income for the year		0.1

b)	Changes in Statement Presentation and Disclosure

IFRS 12 sets out the requirements for disclosure relating to an entity’s interest in subsidiaries, joint arrangements, associates, and structured entities.

IFRS 13 establishes a single source of guidance under IFRS for all fair-value measurements. This standard does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 did not have a material impact on the fair value measurements carried out by our Company. This standard also requires specific disclosures on fair values; some of these replace existing disclosure requirements in other standards. We included the applicable disclosure for IFRS 13 in note 22 of our 2013 audited consolidated financial statements. Since this standard is applied prospectively, comparative disclosures for prior periods are not required.

Amendments to IAS 1 introduce a grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss in the future are required to be presented separately from items that will never be reclassified. We included this disclosure in our 2013 audited consolidated financial statements.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. Unless otherwise noted, retrospective application is required and early adoption permitted. Unless otherwise noted, we are currently considering the impact of adopting these standards and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

Financial instruments

IFRS 9 Financial Instruments (IFRS 9) is being issued in three phases that, when complete, will replace the existing standard, IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). The three phases are Classification and Measurement, Impairment, and Hedge Accounting.

•	In November 2009, the first version of IFRS 9 included classification and measurement requirements for financial assets. It replaced multiple models with a single model that has only two classification categories: amortized cost and fair value.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

•	In October 2010, a revised version of IFRS 9 included classification and measurement requirements for financial liabilities and requirements for the derecognition of financial assets and financial liabilities. It requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit or loss.

•	In December 2011, limited amendments were made to IFRS 9.

•	In November 2013, a revised version of IFRS 9 included new hedge accounting requirements with the aim of better reflecting an entity’s risk management activities in its financial statements. In addition, it requires that changes in the fair value of an entity’s own debt caused by changes in its own credit quality be recognized in other comprehensive income and not in profit or loss.

IFRS 9 is currently available for adoption. There is no required effective date as further amendments are expected to be made to the classification and measurement requirements and to the impairment model before a final standard is issued. Once a final version of IFRS 9 is available, a mandatory effective date will be set.

Financial instruments: Presentation

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation (IAS 32). The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarify the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement. The amendments to IAS 32 are applicable for annual periods beginning on or after January 1, 2014.

Recoverable amount disclosures

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets (IAS 36) – Recoverable Amount Disclosures for Non-Financial Assets. These amendments clarify that an entity is required to disclose information about the recoverable amount of an impaired asset (including goodwill or a CGU) if the recoverable amount is based on the fair value less cost to sell methodology. The amendment also sets out other disclosure requirements for non-financial assets. The amendments to IAS 36 are applicable for annual periods beginning on or after January 1, 2014.

Annual improvements to IFRSs

In December 2013, the IASB issued Annual Improvements (2010–2012 Cycle) to make necessary but non-urgent amendments to the following: IFRS 2 Share-based Payment; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments; IFRS 13; IAS 16; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets. These amendments are required to be applied prospectively for annual periods beginning on or after July 1, 2014, except for the amendment to IFRS 13 that affects only the Basis for Conclusions and is therefore effective immediately.

In December 2013, the IASB also issued Annual Improvements (2011–2013 Cycle) to make necessary but non-urgent amendments to the following: IFRS 1; IFRS 3; IFRS 13; and IAS 40 Investment Property. These amendments are required to be applied prospectively for annual periods beginning on or after July 1, 2014, except for the amendment to IFRS 1 that affects only the Basis for Conclusions and is therefore effective immediately.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Materiality

We determine whether information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted or misstated.

Definition of Additional IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. Because IFRS requires such additional GAAP measures, the measures are considered additional IFRS measures, rather than non-IFRS financial measures. This Management’s Discussion and Analysis includes reference to and uses terms that are considered additional IFRS measures. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Gross Revenue and Net Revenue. Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients. While providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in our gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze our results in relation to net revenue rather than to gross revenue.

Gross Margin. We monitor our gross margin percentage levels to ensure that they are within an established acceptable range for the profitability of our operations. Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Return on Equity. As part of our overall assessment of value added for shareholders, we monitor our return on equity. Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters. There is no directly comparable IFRS measure for return on equity.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairments. This measure is referenced in our credit facility agreement as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

EBITDAR. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as an amount equal to EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR.

Debt to EBITDA Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies, divided by EBITDA. There is no directly comparable IFRS measure for debt to EBITDA ratio.

Net Debt to EBITDA. As part of our assessment of our capital structure, we monitor net debt to EBITDA. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to EBITDA.

EBITDAR to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as EBITDAR, divided by permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR to debt service ratio.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that

•	Is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing, or
•	Has been awarded to us through an executed binding or non-binding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract.

Backlog is not a recognized performance measure under IFRS and does not have any standardized meaning prescribed by IFRS. We believe that backlog is a useful means of projecting activity in future periods. There is no directly comparable IFRS measure for backlog.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Risk Factors

Enterprise Risk Management Program

To preserve and enhance stakeholder value, we approach risk management strategically through our Enterprise Risk Management (ERM) program. We have adopted the integrated framework designed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992 framework). It consists of eight stages of risk management, and we have consolidated those stages into four categories, described below.

1)	Internal Environment and Objective Setting

Our internal environment includes the tone set by our board and management, and it establishes the basis for how risk is viewed and addressed by all employees. It includes our risk management philosophy and risk appetite, our integrity and ethical values, and the environment in which we operate.

To carry out Stantec’s vision and goals, management establishes strategic objectives, identifies tactics, and aligns the objectives for the entire Company. Our ERM framework helps us identify the following types of objectives:

•	Strategic – high-level goals that align with and support our purpose
•	Operations – operational goals that help to ensure the effective and efficient use of our resources
•	Reporting – goals that lead to reliability in reporting
•	Compliance – goals that outline how we can comply with applicable laws and regulations

2)	Event Identification and Risk Assessment

We analyze the likelihood that risks will occur and the impact of risks. Events are identified and assessed for inherent risk (before giving consideration to risk mitigation) and then for residual risk (after giving consideration to risk mitigation). Management can then assess whether current risk management techniques are sufficient or whether additional risk mitigation is required. We identify principal risks, then align them with our strategic planning process. In this way, key Company initiatives are identified while considering our risk appetite and appropriately managed to ensure we deliver value to our stakeholders.

3)	Risk Response and Control Activities

Policies and procedures are established to help ensure that the risk-specific response (avoiding, accepting, reducing, or sharing) aligns with our risk tolerances and risk appetite.

4)	Information and Communication and Monitoring

We identify, process, and communicate relevant information in an appropriate manner and within necessary time frames. Effective communication flows down, up, and across the Company to enable people to carry out their responsibilities. We monitor control activities—through ongoing management activities, separate evaluations, or both—and make changes as required.

The Team

The team involved with risk management includes our board of directors, the Audit and Risk Committee, the CEO, and, of course, the Risk Management Team. Our Risk Management Team includes representatives from legal and insurance and claims management. Our Executive Leadership, Functional Services, Integrity Management, and Practice and Quality Management teams also play key roles.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Stantec’s board of directors provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. The committee is not involved in day-to-day risk management activities; rather, it ensures that the Company has an appropriate risk management system, one that allows management to bring the Company’s principal risks to the board’s attention.

The committee’s oversight responsibilities follow:

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent to our business and strategic direction
•	Ensure that our systems, policies, and practices are appropriate and address our principal risks
•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

Within the Company, our CEO is directly accountable to the board of directors for all risk-taking activities and risk management practices. The Risk Management Team supports the CEO’s mandate and owns the ERM process.

Our Executive Leadership and Functional Services teams are responsible for identifying and mitigating principal risks. The Company’s Integrity Management Team conducts fraud risk assessments for the Company’s operations and is a key control function for Stantec.

Internal Audit also supports the Company’s overall risk management program by assisting the Audit and Risk Committee in the discharge of its responsibilities relating to financial controls and control deviations. Internal Audit also conducts internal audits in various areas of the Company and works within the ERM framework, ensuring that the Company’s principal risks have been appropriately identified. One goal of the ERM program is to continue leveraging the expertise of Internal Audit to design better control and monitoring activities.

Finally, our Practice and Quality Management Team plays a vital role by

•	Conducting internal practice audits of one-third of our offices each year to assess compliance with the ISO 90001:2008 registered Quality Management System
•	Conducting comprehensive audits of a sampling of our major projects where our exposure to risk is more significant (in collaboration with our major projects group)
•	Monitoring our operations to ensure compliance to our risk mitigation strategies
•	Identifying emerging risks and areas for further improvement

Although management remains optimistic about our ability to successfully carry out long-term objectives, we are exposed to a number of risks and uncertainties, just like other professional infrastructure and facilities services firms. We use various strategies and practices to mitigate risks and uncertainties. When appropriate, we realign our risk disclosures as part of the continuous monitoring and annual assessment of our risks. In 2013, there were no material changes in our Company’s principal risks from what is described in our 2012 Financial Review.

The most significant risks are listed below (from most to least serious) based on an assessment of the impact on our Company and the probability that they will occur. Readers of this report should consider carefully the risks and uncertainties described below, together with all other information in this report.

The risks and uncertainties described in this report are not the only ones we face. Additional risks and uncertainties—that we are unaware of or that we currently believe are not material—may also become important factors that adversely affect our business. If any of the following risks actually occur, the effects described below in respect of each risk are not the only ones we face, and our business, financial condition, results of operations, and future prospects could be materially and adversely affected in ways we do not currently anticipate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Strategic Risks

Strategic Positioning

Stantec focuses on achieving a certain level of market presence in the geographic locations we serve, which, at this time, is principally North America. Therefore, we are exposed primarily to the economic conditions of the marketplaces within North America. During economic downturns in North America, the ability of both private and public government entities to fund expenditures may decline significantly, which could have a material adverse effect on revenue and profitability.

If we are unable to adjust our workforce or service mix for a downturn in a particular region, industry, or sector in a timely manner, the downturn could have a material adverse effect on our overall business, including the results of operations and liquidity. We cannot be certain that the North American economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we serve.

Sourcing, Executing, and Integrating Acquisitions

We may not be able to locate suitable acquisitions or complete acquisition transactions under terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to find or may be available only at prices or under terms that are less favorable than they once were.

When we do acquire a company, we face a complex task: integrating that company’s operations into our own. If integrations are time consuming or challenging, they divert management’s attention. Difficulties encountered while combining operations could adversely affect the combined company’s business. This might prevent us from achieving the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence that were the main reasons for acquiring the company in the first place. In addition, we may be unable to retain key acquired employees to the extent projected at the time of acquisition. Employees of the acquired firm could depart because of the uncertainty and difficulties in completing the acquisition and integration or because they don’t want to remain with the combined company.

Organic Growth

Organic growth is achieved when we meet client expectations through effective quality project delivery and expand services provided to existing and new clients. If we are unable to effectively compete for projects, expand services to existing and new clients, or attract qualified staff, we will have difficulty increasing market share and achieving growth plans.

Organic growth is also affected by factors beyond our control, such as economic conditions. During economic downturns, the ability of both private and public government entities to fund expenditures may decline significantly, which could in turn have a material adverse effect on our organic growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Operational Risks

Operational Effectiveness

Our clients depend on us to deliver projects on time, on budget, and at acceptable quality levels. For Stantec to succeed, we must have effective professional practice standards, including strong project management tools, an appropriate insurance program, and a simple and effective way to bill and collect from clients. Problems can result if projects

•	Incur additional costs, which means projects will not be as profitable as we expected
•	Are over budget, which may lead to client dissatisfaction
•	Are not completed on schedule, which
•	Reduces profitability because staff must continue to work on them longer than anticipated
•	May prevent staff from pursuing and working on new projects
•	Could lead to client dissatisfaction

Further, because of the nature of our contracts, we commit resources to projects before we receive payments in amounts sufficient to cover our expenditures. Delays in billings and customer payments may require us to make a working capital investment. In our experience, clients who withhold payment are more likely to be dissatisfied with our services and are more likely to bring claims against us.

Human Capital Management (Attracting, Retaining, Succession Planning, Resource Management)

We derive revenue almost exclusively from services performed by our employees. Consequently, one crucial driver of our business is our ability to attract and retain qualified people. But there is significant competition for people—from major and boutique consulting, engineering, public agency, research, and other professional services firms—with the necessary skills. If we cannot attract and retain qualified staff, we will be less able to secure and complete projects and maintain client relationships. And if key personnel are unable or unwilling to continue employment with Stantec and we do not have a well-developed succession plan in place, our business, operations, and prospects may be adversely affected.

Major Project Delivery

As our Company grows, we are presented with the opportunity to work on larger and more complex projects. Historically, our business has been fee-for-service. Now, some clients are demanding alternative project delivery methods, such as bundled services for engineering, procurement, and construction (EPC), design-builds, and public-private partnerships (P3s). If we fail to respond to these market demands, clients may award these projects to our competitors. For us, this could mean lost revenue. As well, when we take on these alternative projects, we must ensure a higher level of project management; otherwise, the result could be cost overruns and liabilities.

Business Continuity Planning

We rely heavily on computer systems, communications technology, and related tools to operate properly. Our service delivery and revenues could be interrupted or delayed if we are not able to

•	Add software and hardware when required
•	Effectively upgrade our systems and network infrastructure
•	Maintain key information technology personnel
•	Improve the efficiency of and protect systems
•	Protect computer and communications systems and operations from damage or interruption by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, cyber security breaches, or other events

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Any of these problems could cause system interruptions, loss of critical data, or a delay in operations, or could prevent operations entirely. Our operating results, liquidity, or financial position might also be affected, and adverse financial impacts could include remediation costs, costs associated with increased protection, lost revenues, litigation costs, and reputational damage leading to lost clients.

To mitigate risk to employees and clients, we must maintain clear crisis communication plans, effective emergency response plans, and effective pandemic response plans. Failure to quickly respond to a crisis could impair our ability to start or complete work for clients, leading to client dissatisfaction and claims.

Workplace Health, Safety & Environment

Our Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business; however, our employees are subject to environmental, health, and safety risks during their employment. These risks could result in personal injury, loss of life, or environmental or other damage to our property or the property of others. Some additional potential problems are listed below:

•	If we have inadequate health and safety policies and practices, we could be exposed to civil or statutory liability arising from injuries or deaths
•	If we cannot insure or elect not to insure because of high premium costs or other reasons, we could become liable for damages arising from these events
•	If we require additional time to complete projects or lose employee time because of injury, we risk incurring additional costs on projects that have sustained environmental, health, and safety incidents

Reputational Harm

Stantec’s Executive Leadership Team is responsible for monitoring, assessing, and mitigating reputational harm. Reputational harm is not a stand-alone risk exposure, but is often the outcome of or interdependent with numerous other risk events.

To manage our reputation, we must understand the extent to which stakeholders believe the Company is meeting their expectations. Our stakeholders—such as investors, employees, and clients—respond quickly to negative news about the Company, especially when we have failed to meet our commitments.

Investors: We make commitments to our investors to deliver on our set operating and financial targets and revenue growth (listed in the Results and Outlook sections in this report). Investors measure the Company’s ability to do this and to achieve other strategic objectives, such as acquiring strong organizations with strong operations to avoid the need to write down the value of our goodwill and intangible assets.

Employees: We make commitments to our employees to provide stimulating, challenging work and assist them to become leaders in their fields and communities. If we fail to do this, we risk employee dissatisfaction, disengagement, and turnover.

Clients: We make commitments to our clients to do what is right within a framework committed to excellence. Failing to do this means we run the risk of eroding the client relationship. This could result in less repeat business and a poor reputation in the marketplace.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Reporting and Compliance Risk

Controls and Disclosure

Inadequate internal or disclosure controls over financial reporting could result in material misstatements in our financial statements and related public disclosures. This, in turn, could lead to a loss of market confidence and a decrease in market value.

Inadequate controls could also result in other problems: fraud, system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, or the inability to continue our business operations.

Regulatory and Legal Risk

We are subject to a variety of regulations and standards. Our business model includes a range of practice areas and jurisdictions, each with its own set of rules and regulations. Our primary regulatory and legal risks include the following:

•	Compliance with additional regulations and standards could materially increase our costs
•	Noncompliance with laws and regulations could have a significant impact on our results
•	Litigation and legal matters that we may be involved in during the normal course of business are subject to many uncertainties, and the outcome of an individual matter may be unpredictable

Availability of Capital

To deliver on our strategic plan, we need access to substantial capital. However, obtaining capital for a successful acquisition program may be difficult when we must meet other cash needs. If we are unable to obtain additional capital on acceptable terms, we may have to reduce the scope of our anticipated expansion, which may negatively affect our future competitiveness and results of operations. Using internally generated cash or taking on debt to complete acquisitions could substantially limit our operational and financial flexibility. Also, we have no assurance that existing debt will continue to be available from our current lenders or other financial institutions on similar favorable terms.

Market Risk

Several capital market risks affect our business. For us, two key drivers are currency risk and interest rate risk.

Currency risk: Although we report financial results in Canadian dollars, a substantial portion of revenue and expenses is generated or incurred in non-Canadian dollars. If the Canadian dollar strengthened relative to the US dollar and other currencies, the net income from our non-Canadian dollar business could decrease. This could have a material adverse effect on our business, financial condition, and results of operations.

Interest rate risk: Changes in interest rates present a risk to our performance. Our revolving credit facility carries a floating rate of interest, and we are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government, corporate bonds, and term deposits.

Tax Risk

Uncertainties exist when interpreting complex tax regulations and assessing the amount and timing of deferred taxable income. Stantec is also exposed to transfer pricing risk in the following three areas: provision of management services, insurance and financing of operations, and cross-border labor sharing and charging for services provided to external clients. Stantec has the largest exposure while providing these services between Canada and the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Managing our Risks

Business Model

As a professional services firm, we focus on design. We typically do not take on construction risk or contribute equity in projects. We mitigate our operating, market, growth, and acquisition and integration risks through our business strategy and other measures. We focus our business on two client types: regional/local and global/national.

Regional/local clients: Having a local presence connects us to local clients and positions us through long-term relationships to understand their business, bid on their projects, and secure work with them. From this local base, we are also able to engage top-tier experts from anywhere across our Company to enhance regional/local project delivery.

Global/national clients: For global/national clients, we assign account managers who understand the clients’ priorities so that we maintain strategic relationships and expand our opportunities.

Our three-dimensional business model—based on geographic, practice area unit, and life cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing our organization around key client sectors. We believe this reduces our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We also differentiate our Company from competitors by entering into both large and small contracts with a variety of fee amounts. A broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. No one client or project accounts for more than 5% of our overall business. Over the last several years, we completed many acquisitions. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and increase and diversify our revenue base.

In 2013, management spent considerable time planning the realignment of our current organizational structure to create a system that better supports organizational evolution. In 2014, instead of practice area units, we intend on grouping our sectors and disciplines into three business operating units: Buildings, Energy & Resources, and Infrastructure. We believe this realignment will provide an organizational structure that maximizes our ability to respond to client drivers, while still supporting a broad project mix that strengthens our brand identity.

People and Practice

In 2013, our People + Practice group remained focused on our purpose—to provide value to our clients and communities—and supported a culture of excellence across the organization. To address the risk of losing qualified personnel to our competition, we offered employment incentives: training programs, access to an employee share ownership plan, opportunities for professional development and enhancement, and competitive and flexible compensation plans that are designed to reward top performance.

We continue to enhance the three primary career streams available to our professional and technical staff: business, practice, and project management. Following are two of our main initiatives during 2013:

•	We developed our comprehensive, blended learning environment for our employees. It combines experiential on-the-job training, coaching and mentorship, improved tools and practices, and external networks.
•	We implemented a Diversity & Inclusion Committee to foster a workplace that is supportive of the unique differences among our clients and employees.

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In 2014, we will enhance our culture of coaching and mentoring—with on-the-job coaching by supervisors and project managers—and will continue to align individual learning and overall programs within our career streams.

Stantec continually works to build a corporate culture of integrity to protect our reputation. Our business practices are articulated in our project management framework, code of ethics, and policies and practices. Two ways we ensure a high standard is by conducting annual compliance training to strengthen our commitment to ethics and integrity and by reinforcing our value system (done as part of our brand repositioning in 2013).

Effective Processes and Systems

To ensure the most effective project management and execution, our integrated management system (IMS) is certified to the ISO9001:2008 (Quality Management), ISO14001:2004 (Environmental Management), and ISO 20000-1:2011 (IT Service Management System) standards. IMS provides clarity about project delivery expectations and client service excellence.

At the heart of the IMS is our 10-point project management (PM) framework that—along with the more detailed practice frameworks that exist in our practice areas—clearly conveys the steps employees must take to achieve more consistent and successful project outcomes. The PM framework helps create consistent principles relating to project execution and ensure that employees from every office are aligned with those principles. To improve PM framework compliance in specific offices and regions, we adopt regional operating unit improvement plans. These address specific corrective action, responsibilities, and deadlines for completion.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We or our clients also obtain project-specific insurance for certain projects when required.

In addition, we invest resources in a Risk Management Team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements. This reduces the risk of nonpayment for our services.

Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to address the risk of being unsuccessful when integrating acquired companies. A senior regional or practice leader is appointed for each acquisition. The team supports and is responsible for

•	Identifying and valuing acquisition candidates
•	Undertaking and coordinating due diligence
•	Negotiating and closing transactions
•	Integrating employees and systems immediately following an acquisition

As Stantec continues to expand internationally, we are developing a disciplined approach for operating outside of North America. We consider differences in accounting systems, legal structures, languages, and cultures. We also have an integration plan that involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices.

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We are able to meet our liquidity needs and expansion strategy through a variety of sources that include cash generated from operations, short- and long-term borrowings from our $350-million credit facility, senior secured notes, and the issuance of common shares.

Executive Compensation

Our executive compensation philosophy is aligned with our risk mitigation strategies. We compensate our executives with a mix of fixed and at-risk compensation. Our annual bonus pool rewards near-term performance contributions to encourage executives to achieve profitable business results. The amount of the bonus pool is determined as a percentage of our pre-tax, pre-bonus net income. Executives are rewarded for increasing project revenue and managing those projects in a cost-effective manner. Our employee share option plan rewards long-term performance by aligning the interests of our executives with increased shareholder returns. Our share options vest over a three-year period to encourage long-term alignment with the interests of our shareholders.

In 2013, the Corporate Governance and Compensation Committee of our board of directors undertook an in-depth review of our executive compensation programs with the assistance of an outside compensation consultant. The review included creating a peer group of companies, benchmarking to those peers, and reviewing our approach to the mix of short- and long-term incentives offered to our executives. The results of this review led to changes that will be reflected in our 2014 executive compensation programs.

In addition to our compensation programs, we have adopted share ownership requirements for our executives to further demonstrate their commitment to creating shareholder value. Also, our executives are prohibited from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in value of equity securities of the Company.

We are also committed to the principle that compensation paid to our executives—based on financial information that has since been restated—should be returned. To that end, in 2012, our board of directors adopted an executive compensation claw-back policy.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2013 (as defined in rules adopted by the SEC in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over

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Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2013 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2013, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Corporate Governance

Disclosure Committee

Stantec has a Disclosure Committee, consisting of a cross-section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

Board of Directors

Stantec’s board of directors currently includes nine members—eight are independent under Canadian securities laws and under the rules of the SEC and the NYSE and free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfills its mandate by

•	Overseeing the Company’s strategic planning process
•	Satisfying itself as to the integrity of the CEO and other executive officers
•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public
•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks
•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management
•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2013, Stantec’s board included two committees: the Audit and Risk Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of independent directors.

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Audit and Risk Committee

The Audit and Risk Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management matters. The chair of the committee provides regular reports at the Company’s board meetings. The board has determined that each of the Audit and Risk Committee’s members is financially literate and independent and three of the four members are “financial experts” as such term is defined under the rules of the SEC and NYSE.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting governance and compensation. Governance matters include, but are not limited to, board size, nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, executive management compensation, performance review, and succession plans. The committee reviews and approves the CEO’s objectives and monitors these objectives on a quarterly basis. The chair of the committee provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our website (www.stantec.com) and in the Management Information Circular for our May 15, 2014, Annual and Special Meeting of Shareholders. In addition, the following documents are posted on our website:

•	Corporate Governance Guidelines
•	Audit and Risk Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference
•	Code of Ethics Policy
•	Integrity Policy

The above information is not and should not be deemed to be incorporated by reference herein. Copies of these documents will be made available in print form to any shareholder who requests them.

Subsequent Events

On January 24, 2014, we acquired Williamsburg Environmental Group, Inc., and Cultural Resources, Inc. (WEG), which added approximately 115 staff to our Company. The addition of WEG will expand our environmental services practice in the US Mid Atlantic.

On February 26, 2014, the Company declared a dividend of $0.185 per share, payable on April 17, 2014, to shareholders of record on March 28, 2014, an increase of 12.1% from last quarter.

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Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our targets and expectations for our regions, and business operating units, and overall business outlook in the Outlook section, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2014 and beyond, our strategies or future actions, our targets, our expectations for our financial condition, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Executive Summary (under Core Business and Strategy and under Outlook), the Core Business and Strategy section, and the Results (under Liquidity and Capital Resources subsection) and Outlook sections of this report to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities
•	Fluctuations in interest rates or currency values
•	Effects of war or terrorist activities
•	Effects of disease or illness on local, national, or international economies
•	Effects of disruptions to public infrastructure such as transportation, communications, power, or water
•	Global economic or political conditions
•	Regulatory or statutory developments
•	Effects of competition in the geographic or business areas in which we operate
•	Actions of management
•	Technological changes

Many of these factors are beyond our control and have effects which are difficult to predict. Future outcomes relating to forward-looking statements may be influenced by these and other factors, including, but not limited to, material and known risks, which are further described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2014 and their effect on our business. The assumptions we

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made in determining the outlook for each of our business operating units, our geographic areas, our annual targets, and our outlook for 2014 are listed in the Outlook section of this report.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 26, 2014, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2014, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

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